SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                          For the month of April, 2006

                     CHINA PETROLEUM & CHEMICAL CORPORATION
                             A6, Huixindong Street,
                        Chaoyang District Beijing, 100029
                           People's Republic of China
                              Tel: (8610) 6499-0060

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F     X            Form 40-F
                   ---------                 ---------

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

         Yes                        No    X
            ---------                 ---------

         (If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

                                     N/A

This Form 6-K consists of:

The announcement on results for the year ended December 31, 2005 of China Petroleum & Chemical corporation (the "Registrant"), made by the Registrant in English on March 31, 2006.

                                   SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         China Petroleum & Chemical Corporation



                                                                By: /s/ Chen Ge
                                                                    -----------

                                                                  Name: Chen Ge

                                     Title: Secretary to the Board of Directors



Date: April 3, 2006

                               [GRAPHIC OMITTED]

 (a joint stock limited company incorporated in the People's Republic of China with limited liability)
                              (Stock Code : 0386)

                  Results for the Year Ended 31 December 2005

ss.1.  Important Notice

     1.1 The Board of Directors of China Petroleum & Chemical Corporation ("Sinopec Corp.") and the Directors, Supervisors and Senior Management warrant that there are no material omissions from, or misrepresentations or misleading statements contained in this announcement, and jointly and severally accept full responsibility for the authenticity, accuracy and completeness of the information contained in this announcement.

          This announcement is a summary of the annual report. The entire report can be downloaded from the websites of the Shanghai Stock Exchange (www.sse.com.cn) and Sinopec Corp. (www.sinopec.com). Investors should read the annual report for the year 2005 for more details.

     1.2 The annual report for this year has been approved unanimously at the twenty-fifth meeting of the Second Session of the Board. No Director has any doubt as to, or the inability to warrant, the truthfulness, accuracy and completeness of the annual report.

     1.3 Messrs., Gao Jian, Fan Yifei, Ho Tsu Kwok, Charles and Zhang Youcai, Directors of Sinopec Corp., could not attend the twenty-fifth meeting of the Second Session of the Board for reasons of official duties. Mr. Gao Jian and Ho Tsu Kwok, Charles, Directors of Sinopec Corp., authorised Mr. Cao Xianghong, Mr. Fan Yifei, Director of Sinopec Corp., authorised Mr. Wang Jiming, Vice Chairman and Mr. Zhang Youcai, Directors of Sinopec Corp., authorised Mr. Shi Wanpeng, to vote on their behalf in respect of the resolutions put forward in the twenty-fifth meeting of the Second Session of the Board.

     1.4 The financial statements for the year ended 31 December 2005 of Sinopec Corp. and its subsidiaries ("the Company") prepared in accordance with the PRC Accounting Rules and Regulations and International Financial Reporting Standards ("IFRS") have been audited by KPMG Huazhen and KPMG, respectively, and both firms have issued unqualified opinions on the financial statements.

     1.5 Mr. Chen Tonghai (Chairman of the Board), Mr. Wang Tianpu (President), Mr. Zhang Jiaren (Director and Chief Financial Officer) and Mr. Liu Yun (Head of the Accounting Department) warrant the authenticity and completeness of the financial statements contained in the annual report for the year ended 31 December 2005.

ss.2.  Basic Information about Sinopec Corp.

     2.1  Basic information



          Stock name            SINOPEC CORP        SINOPEC CORP         SINOPEC CORP         SINOPEC CORP
          Stock code            0386                SNP                  SNP                  600028
          Place of listing      Hong Kong           New York             London               Shanghai
                                  Stock Exchange      Stock Exchange       Stock Exchange       Stock Exchange
          Registered address    6A Huixindong Street, Chaoyang District, Beijing, China
            and office address
          Postcode              100029
          Website               http://www.sinopec.com
          E-mail                ir@sinopec.com.cn / media@sinopec.com.cn




     2.2  Contact persons of Sinopec Corp. and means of communication


                                Secretary           Representative on
                                to the Board        Securities Matters       Authorised representatives

          Name                  Mr. Chen Ge         Mr. Huang Wensheng   Mr.Wang Jiming       Mr. Chen Ge
          Address               6A Huixindong Street, Chaoyang District, Beijing, China
          Tel                   86-10-6499 0060     86-10-6499 0060      86-10-6499 0060      86-10-6499 0060
          Fax                   86-10-6499 0022     86-10-6499 0022      86-10-6499 0022      86-10-6499 0022
          E-mail                ir@sinopec.com.cn / media@sinopec.com.cn



ss.3.  SUMMARY OF ACCOUNTING DATA AND FINANCIAL INDICATORS

     3.1 Principal accounting data and financial indicators prepared under the PRC Accounting Rules and Regulations for the year 2005

     3.1.1        Principal accounting data


                                                       For the         For the                         For the
                                                    year ended      year ended                      year ended
                                                   31 December     31 December       Increase/     31 December
          Item                                            2005            2004    decrease (%)            2003

          Income from principal operations
            (RMB million)                              799,115         590,632           35.30         417,191
          Profit before taxation (RMB million)          61,482          53,535           14.84          30,015
          Net Profit (RMB million)                      39,558          32,275           22.57          19,011
          Net profit before non-operating
            profits/losses (RMB million)                34,999          35,996           -2.77          22,307
                                                   ============    =============   ============    ============


                                                            At              At                              At
                                                   31 December     31 December       Increase/     31 December
          Item                                            2005            2004    decrease (%)            2003

          Total assets (RMB million)                   520,572         460,081           13.15         390,213
          Shareholders' funds
            (excluding minority interests)
            (RMB million)                              215,623         186,350           15.71         162,946
          Net cash flow from operating
            activities (RMB million)                    84,963          70,139           21.14          64,448
                                                   ============    =============   ============    ============


     3.1.2    Principal financial indicators

                                                       For the         For the                         For the
                                                    year ended      year ended                      year ended
                                                   31 December     31 December       Increase/     31 December
          Item                                            2005            2004    decrease (%)            2003

          Earnings per share (RMB) (Fully diluted)       0.456           0.372           22.57           0.219
          Return on net assets (%) (Fully diluted)      18.346          17.320           1.026          11.667
                                                                                    percentage
                                                                                         point
          Return (adjusted for non-operating profits/
            (losses) on net assets (%)                                                  -3.084
          (Fully diluted)                               16.232          19.316       prcentage          13.690
                                                                                        points
          (Weighted average)                            17.414          20.524          -3.110          14.137
                                                                                    percentage
                                                                                        points
          Net cash flow from operating
            activities per share (RMB)                   0.980           0.809           21.14           0.743
                                                   ============    =============   ============    ============


                                                       For the         For the                         For the
                                                    year ended      year ended                      year ended
                                                   31 December     31 December       Increase/     31 December
          Item                                            2005            2004    decrease (%)            2003

          Net assets per share (RMB)
            (Fully diluted)                              2.487           2.149           15.71           1.879
          Adjusted net assets per share (RMB)            2.426           2.102           15.41           1.850
                                                   ============    =============   ============    ============




          Notes:(i)  The Company adopted the revised "Accounting Standard for
                     Business Enterprises - Events occurring after the balance sheet date" that resulted in a change in accounting policy which has been applied retrospectively. Please refer to Note 2 of the financial statements prepared under the PRC Accounting Rules and Regulations for details.

     3.1.3        Items under non-operating profits/losses:



                                                                                            For the year ended
                                                                                              31 December 2005
                                                                                              (Income)/expense
                                                                                                 (RMB million)

          Loss on disposal of long-term equity investments                                                 (25)
          Written back of provisions on assets provided in previous years                               (1,115)
          Non-operating expenses (excluding normal provisions on assets provided in
            accordance with the Accounting Regulations for Business Enterprises)                         4,118
          of which: loss on disposal of fixed assets                                                     2,422
            employee reduction expenses                                                                    369
            donations                                                                                      203
          Non-operating income                                                                            (367)
            Subsidy income                                                                              (9,415)
          Tax effect                                                                                     2,245
                                                                                                   ------------

          Total                                                                                         (4,559)
                                                                                                   ============


     3.2 Principal accounting data and financial indicators prepared under International Financial Reporting Standards ("IFRS") for the year 2005



                                                       For the         For the                         For the
                                                    year ended      year ended                      year ended
                                                   31 December     31 December       Increase/     31 December
          Item                                            2005            2004    decrease (%)            2003

          Operating profit (RMB million)                66,814          63,069            5.94          38,883
          Profit attributable to shareholders
            (RMB million)                               40,920          36,019           13.61          22,424
          Return on capital employed* (%)                                                -0.85
                                                                                    percentage
                                                         11.99           12.84          points            9.01
          Basic earnings per share (RMB)                 0.472           0.415           13.61           0.259
          Net cash flow from operating
            activities per share (RMB)                   0.882           0.797           10.66           0.716
                                                   ============    =============   ============    ============

          * Return on capital employed = operating profit x (1-income tax rate)/capital employed

                                                            At              At                              At
                                                   31 December     31 December       Increase/     31 December
          Item                                            2005            2004    decrease (%)            2003

          Current assets (RMB million)                 145,291         120,271           20.80         103,039

          Current liabilities (RMB million)            170,649         146,277           16.66         129,272
          Total Assets (RMB million)                   537,321         474,594           13.22         420,184
          Equity attributable to equity shareholders
            of the Company (RMB million)               223,556         193,040           15.81         171,515
          Net assets per share (RMB)                     2.578           2.226           15.81           1.978
          Adjusted net assets per share (RMB)            2.518           2.187           15.13           1.950
                                                   ============    =============   ============    ============




     3.3 Material differences between the PRC Accounting Rules and Regulations and IFRS

          [ X ] Applicable      [   ] Not applicable

                                                           The PRC
                                  Accounting Rules and Regulations        IFRS

          Net profit (RMB million)                          39,558      40,920
                                                       ============  ===========


          Explanation on the differences   See Subsection 9.2.3


ss. 4. Changes in Share Capital and Shareholdings of the Principal
Shareholders

          [ X ] Applicable      [   ] Not applicable

     4.1  CHANGES IN THE SHARE CAPITAL OF SINOPEC CORP.

                                                                                                                UNIT: 1,000 SHARES


                                           Pre-movement                             Increase/(decrease)                Post-movement

                                                                                    Conversion
                                                      Percentage   New shares Bonus from                                  Percentage
                                                Numbers         %   issued  issued reserves Others  Sub-total       Number       %

          Shares not listed                     67,121,951    77.4      -     -       -     -            -         67,121,951   77.4
          1    Promoter shares                  58,885,561    67.9      -     -       -   2,871,764    2,871,764   61,757,325   71.2
               Of which:
               State-owned shares               58,885,561    67.9      -     -       -   2,871,764    2,871,764   61,757,325   71.2
          2    Raised legal person shares                               -     -       -      -           -                -        -
          3    Internal employee shares                 -        -      -     -       -      -           -                -        -
          4    Preferential shares or others    *8,236,390     9.5      -     -       -   (2,871,764) (2,871,764)   5,364,626    6.2
          Total listed outstanding shares       19,580,488    22.6      -     -       -      -           -         19,580,488   22.6
          1    RMB ordinary shares               2,800,000     3.2      -     -       -      -           -          2,800,000    3.2
          2    Shares traded in non-RMB currencies
               and listed domestically                  -        -      -     -       -      -           -                  -      -
          3    Shares traded in non-RMB currencies
               and listed overseas              16,780,488    19.4      -     -       -      -           -         16,780,488   19.4
          4    Others                                   -        -      -     -       -      -           -                  -      -
          Total Shares                          86,702,439   100.0      -     -       -      -           -         86,702,439  100.0



          * "Preferential shares or others" under "Shares not listed" refers to the balance of shares which were transferred from China Petrochemical Corporation, the promoter of Sinopec Corp., to domestic asset management corporations in 2000, after deducting the shares which were subsequently transferred to China Petrochemical Corporation.

     4.2  Number of Shareholders and shareholdings of principal shareholders

          Number of shareholders of Sinopec Corp. as at 31 December 2005 was 224,808, including 215,258 holders of A Shares and 9,550 holders of H Shares.

          (1)  Top ten Shareholders

                                                                                                                 UNIT: 1,000 SHARES

                                                                Percentage     Number of
                                                                among total  shares held
                                                             shares held at   the end of      Number of  Number of
                                          Nature of           at the end of    reporting   non-tradable pledges or
          Name of shareholders           shareholders      reporting period       period         shares   lock-ups

          China Petrochemical Corporation  State-owned shares    71.2%      61,757,325    61,757,325      -
          HKSCC (Nominees) Limited         H shares              19.2%      16,679,304             -      unknown
          China Cinda Asset Management     State-owned shares     3.3%       2,848,886     2,848,886      -
           Corp.
          China Orient Asset Management    State-owned shares     1.5%       1,296,410     1,296,410      -
           Corp.
          China Development Bank           State-owned shares     0.7%         632,570       632,570      -
          Guo Tai Jun An Corp.             State-owned legal      0.7%         605,041*      586,760    548,530(pledges)/
                                           person shares + A                                            38,230
                                           Shares                                                      (lock-ups)
          Fortis Haitong Growth            A Shares               0.1%          89,668             -      -
          Investment Fund
          EFUND 50 Securities Investment   A Shares               0.1%          70,984             -      -
           Fund
          Shanghai Securities 50ETF        A Shares               0.1%          67,016             -      -
          Investment Fund
          Qingdao Port (Group) Co Ltd.     A Shares               0.1%          60,000             -      -

          *    of which 586,760,000 shares are state-owned legal person shares and the remaining 18,281,000 shares are A share.



          (2)  Top ten shareholders with tradable shares



                                                                                                                 Unit: 1,000 shares

                                                                                   Number of
                                                                                     Type of
               Name of shareholders                                     tradable shares held       shares held

               HKSCC (Nominees) Limited                                           16,679,304          H Shares
               Fortis Haitong Growth Investment Fund                                  89,668          A Shares
               EFUND 50 Securities Investment Fund                                    70,984          A Shares
               Shanghai Securities 50ETF Investment Fund                              67,016          A Shares
               Qingdao Port (Group) Co., Ltd.                                         60,000          A Shares
               Boshi Selected Equity Securities Investment Fund                       45,931          A Shares
               Jingfu Securities Investment Fund                                      41,103          A Shares
               Communication-Shroders Selected Equity
                 Securities Investment Fund                                           40,019          A Shares
               CITIC Classic Securities Co., Ltd.                                     38,850          A Shares
               Tianyuan Securities Investment Fund                                    38,000          A Shares



          We are not aware of any connection or activities in concert among the top ten shareholders and top ten shareholders with tradable shares or between them.

     4.3 Information about the controlling shareholder and the effective controller

          4.3.1 Changes of the controlling shareholder and the effective controller in the reporting period

          [   ] Applicable      [ X ] Not applicable

          4.3.2 Basic information about the controlling shareholder and the other effective controller

               (1)  Controlling shareholder

                    The controlling shareholder of Sinopec Corp. is China Petrochemical Corporation ("Sinopec Group Company"). Established in July 1998, Sinopec Group Company is a State authorised investment organisation and a State-owned company. Its registered capital is RMB 104.9 billion, and the legal representative is Mr. Chen Tonghai. Through reorganisation in 2000, Sinopec Group Company injected its principal petroleum and petrochemical operations into Sinopec Corp. and retained certain petrochemical facilities and small-scale refineries. It provides well-drilling services, oil testing services, downhole operation services, services in connection with manufacturing and maintenance of production equipment, engineering construction, utility services and social services.

               (2) Basic information of other legal person shareholders holding 10% or more of shares of Sinopec Corp. other than HKSCC (Nominees) Limited None.

               (3)  Basic information of the effective controller

                    China Petrochemical Corporation is the effective controller of Sinopec Corp.

               (4) Diagram of the equity and controlling relationship between
                   Sinopec Corp. and its effective controller

                               [GRAPHIC OMITTED]
ss.5.  Directors, Supervisors and Senior Management and Employees

     5.1 Information on the changes in the shares held by the directors, supervisors and senior management and employees

          [   ] Applicable      [ X ] Not applicable

     5.1.1     Information of Directors



                                                                               Shares Held at Sinopec
                                             Position with             Term of  from any shareholderReason of
          Name            Gender    Age      Sinopec Corp.               Office  (as at 31 December)    change
                                                                                   2005        2004

          Chen Tonghai         M     57            Chairman       2003.4-2006.4       0           0         -
          Wang Jiming          M     63       Vice Chairman       2003.4-2006.4       0           0         -
          Mou Shuling          M     61            Director       2003.4-2006.4       0           0         -
          Zhang Jiaren         M     61        Director and       2003.4-2006.4       0           0         -
                                       Chief Financial Officer
          Cao Xianghong        M     60            Director       2003.4-2006.4       0           0         -
          Liu Genyuan          M     60            Director      2003.6-2006.4        0           0         -
          Gao Jian             M     56            Director      2004.5-2006.4        0           0         -
          Fan Yifei            M     42            Director      2003.4-2006.4        0           0         -
          Chen Qingtai         M     68         Independent       2003.4-2006.4       0           0         -
                                       Non-executive Director
          Ho Tsu Kwok Charles  M     56         Independent       2003.4-2006.4       0           0         -
                                       Non-executive Director
          Shi Wanpeng          M     68         Independent       2003.4-2006.4       0           0         -
                                       Non-executive Director
          Zhang Youcai         M     64         Independent       2003.4-2006.4       0           0         -
                                       Non-executive Director
          Cao Yaofeng          M     52            Employee       2003.4-2006.4       0           0         -
                                       Representative Director

     5.1.2     Supervisors

                                                                               Shares Held at Sinopec
                                                  Position with        Term of  from any shareholderReason of
          Name            Gender    Age           Sinopec Corp.          Office  (as at 31 December)    change
                                                                                   2005        2004

          Wang Zuoran          M     55         Chairman of the   2003.4-2006.4       0           0         -
                                          Supervisory Committee
          Zhang Chongqing      M     61              Supervisor   2003.4-2006.4       0           0         -
          Wang Peijun          M     60              Supervisor   2003.4-2006.4       0           0         -
          Wang Xianwen         M     61              Supervisor   2003.4-2006.4       0           0         -
          Zhang Baojian        M     61              Supervisor   2003.4-2006.4       0           0         -
          Kang Xianzhang       M     57              Supervisor   2003.4-2006.4       0           0         -
          Cui Jianmin          M     73  Independent Supervisor   2003.4-2006.4       0           0         -
          Li Yonggui           M     65  Independent Supervisor   2003.4-2006.4       0           0         -
          Su Wensheng          M     49 Employee Representative   2003.4-2006.4       0           0         -
                                                     Supervisor
          Cui Guoqi            M     52 Employee Representative   2003.4-2006.4       0           0         -
                                                    Supervisor
          Zhang Xianglin       M     59 Employee Representative   2003.4-2006.4       0           0         -
                                                     Supervisor
          Zhang Haichao        M     48 Employee Representative  2003.4-2005.11       0           0         -
                                                    Supervisor



     5.1.3     Other Members of the Senior Management


                                                                               Shares Held at Sinopec
                                                  Position with        Term of  from any shareholder Reason of
          Name            Gender    Age           Sinopec Corp.          Office  (as at 31 December)    change
                                                                                   2005        2004

          Wang Tianpu          M     43               President        2005.3        0           0         -
          Zhang Jianhua        M     41   Senior Vice President        2005.3        0           0         -
          Wang Zhigang         M     48   Senior Vice President        2005.3        0           0         -
          Cai Xiyou            M     44   Senior Vice President        2005.11       0           0         -
          Dai Houliang         M     42          Vice President        2005.11       0           0         -
          Zhang Haichao        M     48          Vice President        2005.11       0           0         -
          Chen Ge              M     43        Secretary to the   2003.4-2006.4      0           0         -
                                             Board of Directors


     5.1.4  Remunerations of Directors and Superisors



          Total remuneration this year                         RMB 4.648 million Total remunerations
          of top 3 directors                                   RMB 1.39 million Total remunerations of top 3
          senior management                                    RMB 1.39 million Allowance to independent
          directors and                                        RMB 141.000
            independent supervisor
          Other benefits to independent directors              Reasonable costs related to Sinopec Corp., such as
                                                               attending board meetings and general
                                                               meetings (eg. accommodation and travelling expenses)
          Directors and supervisors not receiving              Messers Chen Tonghai, Liu Genyuan, Gao Jian,
            remuneration or allowance from the company         Fan Yifei, Wang Zuoran,
                                                               Zhang Chongqing, Wong Peijun,
                                                               Wang Peijun, Wang Xianwen,
                                                               Zhang Baojian and Kang Xianzhang.



          Range of remuneration (RMB)
          400,000-500,000                                      5
          200,000-300,000                                      7
          100,000-200,000                                      3


     5.2 NEW APPOINTMENT OR TERMINATION OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

          The 16th Meeting of the Second Session of the Board of Directors of China Petroleum & Chemical Corporation approved the resignation by Mr. Wang Jiming as President of Sinopec Corp. and the resignation by Mr. Mou Shuling as Senior Vice President of Sinopec Corp. for work-related reasons. Mr. Wang Tianpu was appointed as President of Sinopec Corp. Mr. Zhang Jianhua and Mr. Wang Zhigang were appointed as Senior Vice Presidents of Sinopec Corp. The 22nd Meeting of the Second Session of the Board of Directors of China Petroleum & Chemical Corporation approved the resignation by Mr. Zhang Jiaren as the Senior Vice President of Sinopec Corp., the resignation by Mr. Cao Xianghong as the Senior Vice President of Sinopec Corp. and the resignation by Mr. Li Chunguang as Vice President of Sinopec Corp. Mr. Cai Xiyou was appointed as Senior Vice President of Sinopec Corp. Mr. Dai Houliang and Mr. Zhang Haichao was appointed as Vice President of Sinopec Corp.

ss.6   Report of the Board of Directors

     6.1  Business review in the reportly period

     6.1.1   Business review

          In 2005, the Chinese economy continued to grow at a steady and rapid rate, with a GDP growth rate of 9.9%, and domestic demand for petroleum and petrochemical products kept increasing. In a market environment characterised with soaring international crude oil price, tight government control of domestic refined oil products prices and volatile petrochemical market, the Company managed to achieve satisfactory operating results, maintained growth in production and profitability and improved asset quality by relying on the collective efforts of its employees, leveraging on its overall advantages, strengthening internal management and optimising production operations with a market-based approach and a focus on profits.

     6.1.1.1   Review of Market Environment

          (1)  Crude oil market

               In 2005, international crude oil prices were fluctuating at high levels. The Platts' Brent spot price averaged US$ 54.53 per barrel, up by 42.5% compared with 2004. The domestic crude oil price basically followed the trend in the international market. Average realised crude oil price produced by the Company was RMB 2,664.7 per tonne in 2005, up by 36.2% compared with 2004.

                               [GRAPHIC OMITTED]

                    Price Trend of International Crude Oil

          (2)  Refined oil products market

               In 2005, domestic demand for refined oil products maintained a moderate growth. According to the Company's statistics, the apparent domestic consumption of refined oil products (inclusive of gasoline, diesel and kerosene including jet fuel) in 2005 was 164.44 million tonnes, up by 4.7% compared with 2004. International refined oil prices experienced a significant increase following the trend in the international crude oil market. However, due to tight control over the domestic prices of refined oil products, there was a significant gap between domestic and international prices of refined oil products.

          (3)  Chemicals market

               In 2005, domestic demand for chemicals continued to show a relatively strong growth. According to the Company's statistics, the apparent consumption of synthetic fibers and synthetic rubbers increased by 10.2% compared with 2004 while domestic ethylene equivalent consumption increased by 8.6% compared with 2004. Domestic chemicals prices witnessed a similar trend as that of the international market. However, due to the rise of chemical feedstock prices in the second half of 2005, the gross profit margin of chemicals declined noticeably.

          6.1.1.2 Production and Operation

          (1)  Exploration and production

               In 2005, the Company achieved good results in oil and gas exploration and production by intensifying its exploration activities, optimising and adjusting its exploration and production plans.

               In connection with exploration activities, the Company attached great importance to new discoveries in both mature and new blocks, completed 15,380 kilometers of 2D seismic and 7,164 square kilometers of 3D seismic, and drilled 545 exploration wells with a total footage of 1,467 kilometers. Relying on theoretical innovation and technological advances, the Company discovered the largest and most aboundant gas field in marine facies carbonate sturcture ever found in China, the Puguang Gas Field. Important discoveries were also made in exploration activities in mature blocks in east China as well as in Junger and Tahe blocks, achieving over 100% replacement of oil and gas reserves and laying a solid foundation for future resources.

               In oil and gas production, the Company intensified its progressive exploration activities and oil reserve evaluation, and effectively developed proved reserves. Under the high oil price environment, the company actively developed low yield reverves and improved the quality and efficiency of new capacity construction in the new blocks to increase oil and gas production. The Company also put a premium on application of new processes and new technologies to the development of mature blocks, continually improving recovery rate in mature blocks. In 2005, 2,348 development wells were drilled with total drilling footage of 5,109 kilometers, and new capacities totaling 5.79 million tonnes per annum and 2.1 billion cubic meters per annum. In 2005, the Company's production of crude oil and natural gas reached 278.82 million barrels and 221.9 billion cubic feet, respectively, representing an increase of 1.7% and 7.2%, respectively, compared with 2004.

               Summary of Operations of the Exploration and Production Segment



                                                                                                       Change
                                                                                                    from 2004
                                                          2005            2004            2003     to 2005 (%)

               Crude oil production (mmbbls)            278.82          274.15          270.96            1.70
               Natural gas production (bcf)              221.9           207.0           187.7            7.20
               Newly added proved reserves of
                 crude oil (mmbbls)                        306             284             208            7.75
               Newly added proved reserves of
                 natural gas (bcf)                       140.6           352.0          (254.3)         (60.05)
               Year-end proved reserves of
                 crude oil (mmbbls)                      3,294           3,267           3,257            0.83
               Year-end proved reserves of
                 natural gas (bcf)                     2,951.7         3,033.0         2,887.6           (2.68)
               Year-end proved reserves of
                 crude oil and natural gas (mmboe)       3,786           3,773           3,738            0.34



               Summary of Production and Operations of Shengli Oil Field



                                                                                                       Change
                                                                                                     from 2004
                                                          2005            2004            2003     to 2005 (%)

               Crude oil production (mmbbls)            191.31          189.88          189.25            0.75
               Natural gas production (bcf)               31.1            31.8            28.6           (2.20)
               Newly added proved reserves of
                 crude oil (mmbbls)                        247             225             196            9.78
               Newly added proved reserves of
                 natural gas (bcf)                        (3.6)           79.9            70.1         (104.51)
               Year-end proved reserves of
                 crude oil (mmbbls)                      2,362           2,306           2,271            2.43
               Year-end proved reserves of
                 natural gas (bcf)                       322.4           357.1           308.9           (9.72)
               Year-end proved reserves of
                 crude oil and natural gas (mmboe)       2,415           2,366           2,322            2.07



               Note: crude oil volume is  converted  at 1 tonne to 7.1
                     barrels, and gas volume is converted at 1 cubic meter to 35.31 cubic feet

          (2)  Refining

               In 2005, the Company actively worked on full-load operations to meet market demand. Crude oil throughput reached 139.94 million tonnes, up by 5.26% compared with 2004. The Company endeavored to reduce crude oil purchase costs by optimising crude oil procurement, allocation and transportation efficiency, and by increasing the processing ratio of high sulphur and heavy crude oil. The Company strived to increase the sales volume of higher value-added products through optimised production plan and product mix. It intensified technical revamping of refining facilities and upgraded gasoline and diesel quality on schedule. The Company also improved its main technical and economic performance indicators in the refining segment by relying on strengthened management and advances in technologies. As a result, both light products yield and overall refining yield went up.

               Sources of Crude oil




                                                                                                               Unit: million tonnes

                                                                                                    from 2004
                                                          2005            2004            2003     to 2005 (%)

               Self-supplied                             28.62           28.14           28.20            1.71
               PetroChina Company Ltd.                    8.75           10.31           13.08          (15.13)
               CNOOC Ltd.                                 5.05            6.69            5.57          (24.51)
               Imported                                  99.13           89.03           71.14           11.34
               Total                                    141.55          134.17          117.99            5.50

               Summary of Production of the Refining Segment
                                                                                                       Change
                                                                                                 from 2004 to
                                                          2005            2004            2003        2005 (%)

               Crude throughput (mbbls/day)            2,817.9         2,677.2         2,350.0            5.26
               of which sour crude throughput
                 (mbbls/day):                            698.8           551.1           478.7           26.80
               Refining utilisation rate (%)             94.01           93.43           88.10            0.58
                                                                                                    percentage
                                                                                                         point
               Gasoline, diesel and kerosene
                 including jet fuel (million tonnes)     84.53           80.83           69.01            4.58
               of which: Gasoline (million tonnes)       22.98           23.58           21.79           (2.54)
               Diesel (million tonnes)                   54.92           50.89           41.91            7.92
               Kerosene including jet fuel
                 (million tonnes)                         6.63            6.36            5.31            4.25
               Light chemical feedstock
                 (million tonnes)                        21.10           17.70           16.46           19.21
               Light products yield (%)                  74.16           74.02           73.80            0.14
                                                                                                    percentage
                                                                                                         point
               Overall refining yield (%)                93.24           93.09           92.63            0.15
                                                                                                    percentage
                                                                                                         point




               Note:   (1)  Crude oil processing volume is converted at 1 tonne
                            to 7.35 barrels.

                       (2) The operational data for 2003 include operational results of Xi'an Petrochemical and Tahe Petrochemical.

          (3)  Marketing and distribution

               In 2005, while maintaining full-load operations of its refining facilities to increase production of refined oil products, the Company increased procurement of refined oil products from other sources to meet the market demand. It also endeavored to reduce storage and transportation costs by fully leveraging its modern logistics systems and optimising resource allocation. It further expanded retail and direct sales by improving service-oriented awareness, service quality and standards as well as marketing structure . The sales of refined oil products for 2005 exceeded 100 million tonnes for the first time, representing a year on year increase of 10.54%, of which retail volume increased by 19.29%. The efficiency of petrol stations continued to improve with the annual throughput per petrol station exceeding 2,321 tonnes, up by 15.88% compared with 2004. Retail and direct sales volume of refined oil products accounted for 80.24% of the total domestic sales volume. In addition, the Company is actively marketing its petrol IC cards, which allows customers to use one single card at its petrol stations across the nation.

               Summary of Operations of Marketing and Distribution Segment



                                                                                                       Change
                                                                                                       Change
                                                                                                    from 2004
                                                          2005            2004            2003     to 2005 (%)

               Total domestic sales of refined oil
                 products (million tonnes)              104.56           94.59           75.92           10.54
               Of which:   Retail volume
                             (million tonnes)            63.52           53.25           38.85           19.29
                           Direct sales volume
                             (million tonnes)            20.38           19.65           15.33            3.72
                           Wholesale volume
                             (million tonnes)            20.66           21.69           21.74           (4.75)
               Average annual throughput per
                 petrol station (tonne/station)          2,321           2,003           1,686           15.88
               Total number of petrol stations
                 under SINOPEC brand                    29,647          30,063          30,242           (1.38)
               Of which:   Number of COCO
                             petrol stations            27,367          26,581          24,506            2.96
                           Number of franchised
                             petrol stations             2,280           3,482           5,736          (34.52)
               Retail volume/total domestic
                 sales volume (%)                         60.7            56.3            51.2             4.4
                                                                                                    percentage
                                                                                                        points

          (4)  Chemicals

               In 2005, the Company achieved safe, stable, sustained, full-load and optimal operation of its core facilities. The Company's two major ethylene joint ventures, Shanghai Secco and BASF-YPC, were put into commercial operation on schedule, and as a result, the Company's ethylene capacity significantly increased. The Company produced 5.319 million tonnes of ethylene in 2005, up by 30.56% from 2004. The Company proactively tried to improve its chemicals product mix with more higher value-added products, which allowed the Company to further increase its production of performance compound resins and differential fibres. The Company also established a specialised sales company for chemical products to enhance its overall competitiveness and gradually integrate or centralise its marketing strategies, market development, logistics, resource allocations, sales practices and branding.

               Production of Major Chemicals


                                                                                                                 Unit: 1,000 tonnes

                                                                                                       Change
                                                                                                    from 2004
                                                          2005            2004            2003     to 2005 (%)

               Ethylene                                  5,319           4,074           3,982           30.56
               Synthetic resins                          7,605           6,221           5,805           22.25
               of which: performance compound
                         resins                          3,498           3,034           2,707           15.29
               Synthetic rubbers                           626             561             553           11.59
               Monomers and polymers for
                 synthetic fibres                        6,725           6,021           5,633           11.69
               Synthetic fibre,                          1,570           1,654           1,659           (5.08)
               of which: differential fibres               811             753             623            7.70
               Urea                                      1,780           2,630           2,028          (32.32)




               Note:   (1)  The operational  data for 2003 and 2004 include
                            the production of Maoming Ethylene, and, also that of various chemical assets acquired from Sinopec Group in 2004.

                       (2) The operational data for 2005 include the production of the two joint venture ethylene facilities, Shanghai Secco and BASF-YPC.

          (5)  Research and development

               In 2005, the Company adhered to the application of research and engineering design into production, focused on technological innovation and development of key technologies, achieved a string of important scientific and technological results and obtained 706 domestic and international patents. The technologies in non-crystal state alloy catalyst and stable magnetic bed reactor were used for commercial application for the first time in the world, generating significant economic benefits due to its lower catalyst consumption. With greater air velocity ratio, which is 5 to 10 times of that of the traditional reactor bed. Its catalyst consumption only accounts for 30% of the amount consumed with traditional technologies. The technology was the only grand prize awarded by the National Technology Invention Prizes in 2005. Another ten technologies including the geo-steering drilling technology, a new catalyst cracking process which can increase production of propylene while reducing olefin content in gasoline, and a 200,000 tonne per annum EB/styrene, were successfully developed and put into commercial application. Breakthroughs were made in researches over 20 technologies, including technologies in the field of oil reserve geophysics. A series of technologies, including a catalytic cracking technology to maximise isoalkane production, and aromatics extraction technology, were applied extensively, generating meaningful economic benefits.

               Information technologies were applied to improve management. Applications of ERP and other IT systems are playing increasingly important roles in the Company's business development and operation management.

          (6)  Cost saving

               In 2005, the Company took various measures to reduce cost, such as reducing transportation costs by optimising resource allocation and leveraging on existing logistics system, reducing crude procurement cost by further increasing the processing volume of sour and heavy crude oil and reducing consumption of energy and materials in the production process by optimising operation of the facilities. In 2005, the Company effectively saved RMB 2.762 billion in cost, which exceeded the original target of RMB 2.5 billion by RMB 262 million. Of the total cost saved, the exploration and production segment, the refining segment, the marketing and distribution segment and the chemicals segment achieved cost saving of RMB 638 million, RMB 706 million, RMB 712 million, and RMB 706 million, respectively.

          (7)  Capital expenditure

               In 2005, the Company adjusted and optimised its investment allocation in line with its development strategy and core businesses based on market conditions, and worked for better organisation and implementation of major projects. The total capital expenditure in 2005 was RMB 58.726 billion. Among which, the expenditure for exploration and production segment was RMB 23.095 billion. With the investment, significant amount of oil and gas reserves were discovered in some major exploratory areas, including Jiyang Depression, Tahe and northeast Sichuan. Newly built crude oil and gas production capacity increased by 5.79 million tonnes per annum and 2.1 billion cubic meters per annum respectively. The newly built proved crude oil reserves reached 305.62 million barrels and realised increases in both oil and gas reserves and production. The expenditure for refining segment was RMB 14.127 billion. With the investment, newly added crude oil processing capacity, hydro-fining capacity and coking capacity increased by 6.7 million tonnes per annum, 3.73 million tonnes per annum and 2.8 million tonnes per annum, respectively; the revamping of facilities for upgrading refined oil product quality was completed on schedule and Ningbo-Shanghai-Nanjing pipeline for imported crude oil was completed and put into operation. The expenditure for marketing and distribution segment was RMB
               10.954 billion. With the investment, the Southwest refined oil pipeline was fully completed and put into operation, the refined oil products sales network further improved by way of construction, acquisition and renovation of petrol stations. The Company's leading position in the strategic market was further solidified, with a net increase of 786 self-operated petrol stations. The expenditure for chemicals segment was RMB
               9.386 billion. With the investment, Maoming Ethylene expansion project, PTA revamping project at Shanghai Petrochemical and Yangzi Petrochemical progressed smoothly, the coal gasification projects for fertiliser production was on schedule. The expenditure for corporate and others was RMB 1.164 billion. With the investment, construction of the information technology systems made new progresses.

               In addition, the Company's two large joint ventures, Shanghai Secco and BASF-YPC, with a total capital expenditure of RMB
               2.602 billion, were successfully put into commercial operation.

     6.1.2  Management Discussion and Analysis

          The following discussion and analysis should be read in conjunction with the company's Audited Financial Statements and the Accompanying notes. Part of the Financial Information Presented in this section in derived from the company's audited financial statements that have been prepared in accordance with International Financial Reporting Standards ("IFRS").

     6.1.2.1  Consolidated results of operations

          In 2005, the Company's turnover, other operating revenues and other income were RMB 832.5 billion, and the operating profit was RMB 66.8 billion, representing an increase of 34.3% and 5.9%, respectively, over those in the previous year. These results were largely attributable to the following factors: International crude oil prices continued to be volatile and remained at a high level; chemical products prices remained at a high level; the Company strived to mitigate the effect of the tight price control over refined oil products, proactively developed the market, increased oil and gas production, optimised crude oil processing and output structure, increased chemicals production and sales of refined oil products. In addition, the Company received a one-time refund of RMB
          9.4 billion from the central government to compensate the Company's inability to fully pass the increased crude oil costs to the refined oil products due to the tight government control over prices of domestic refined oil products, which to some extent relieved the pressures imposed by the increased crude oil costs and contributed to the comparatively good operating results.

          The following table sets forth the major items in the consolidated income statement of the Company for the indicated periods.




                                                                     Years Ended 31 December           Rate of
                                                                      2005              2004            Change
                                                                        (RMB in millions)                  (%)

          Turnover, other operating revenues
            and other income                                       832,532           619,783              34.3
          Of which:    Turnover                                    799,115           597,197              33.8
                       Other operating revenues                     24,002            22,586               6.3
                       Other income                                  9,415                i-D               N/A
          Operating expenses                                      (765,718)         (556,714)             37.5
          Of which:    Purchased crude oil, products,
                         and operating supplies and expenses      (653,056)         (443,590)             47.2
                       Selling, general and administrative         (33,709)          (31,843)              5.9
                         expenses
                       Depreciation, depletion and amortisation    (31,413)          (32,342)             (2.9)
                       Exploration expenses (including dry holes)   (6,411)           (6,396)              0.2
                       Personnel expenses                          (18,483)          (18,634)             (0.8)
                       Employee reduction expenses                    (369)             (919)            (59.8)
                       Taxes other than income tax                 (17,152)          (16,324)              5.1
                       Other operating expenses, net                (5,125)           (6,666)            (23.1)
          Operating profit                                          66,814            63,069               5.9
          Net finance costs                                         (4,621)           (4,371)              5.7
          Investment income and share of profit less losses
            from associates                                          1,035               908              14.0
          Profit before tax                                         63,228            59,606               6.1
          Taxation                                                 (19,388)          (17,815)              8.8
          Profit for the year                                       43,840            41,791               4.9
          Attributable to:
          Equity shareholders of the Company                        40,920            36,019              13.6
          Minority interests                                         2,920             5,772             (49.4)



          (1)  Turnover, Other Operating Revenues and Other Income

               In 2005, the Company's turnover, other operating revenues and other income were RMB 832.5 billion, of which, the turnover was RMB 799.1 billion, representing an increase of 33.8% over 2004. These results were largely attributable to the increase in international prices of crude oil and chemical products, and the Company's efforts in expanding the sales volume of our petroleum and chemical products and optimising our sales and marketing structure. In 2005, the Company's other operating revenues went up to RMB 24 billion, representing an increase of 6.3% compared with 2004.

               In 2005, the Company received from the central government a one-time compensation of RMB 9.4 billion to compensate the Company's inability to fully pass the increased crude oil costs to refined oil products due to the tight government control over prices of domestic refined petroleum products.

               The following table sets forth the Company's external sales volume, average realised prices and the respective rate of changes from 2004 to 2005 for the Company's major products.


                                                                                   Average realised prices
                                                  Sales Volume                    (RMB per tonne, RMB per
                                                (thousand tonnes)                  thousand cubic meters)
                                                                Rate of                               Rate of
                                                                Change                           change
                                        2005          2004          (%)         2005         2004          (%)

               Crude oil               5,289         6,012        (12.0)       2,680        1,872         43.2
               Natural gas (million    4,356         3,775         15.4          673          609         10.5
                 cubic meters)
               Gasoline               30,191        27,353         10.4        4,432        3,765         17.7
               Diesel                 67,247        60,419         11.3        3,772        3,221         17.1
               Kerosene                6,003         5,680          5.7        3,710        2,923         26.9
               Basic chemical feedstock8,658         6,664         29.9        4,846        4,429          9.4
               Monomers and polymers
                 for  synthetic fiber  2,993         2,704         10.7        8,879        8,022         10.7
               Synthetic resin         6,343         5,401         17.4        9,005        7,986         12.8
               Synthetic fiber         1,585         1,741         (9.0)      11,123       10,818          2.8
               Synthetic rubber          678           556         21.9       13,040       10,238         27.4
               Chemical fertiliser     1,822         2,622        (30.5)       1,539        1,355         13.6





               Most of the crude oil and a small portion of the natural gas produced by the Company were internally used for refining and chemicals production, the remaining was sold to the refineries of Sinopec Group Company and other customers. In 2005, the turnover from crude oil and natural gas that were sold externally amounted to RMB 19.9 billion, representing an increase of 24.4% over 2004, accounting for 2.4% of the Company's total turnover, other operating revenues and other income. The increase was mainly due to the increase in crude oil prices and expansion of natural gas business.

               The Company's refining segment and marketing and distribution segment sell refined oil products (mainly consisting of gasoline, diesel, jet fuel, kerosene and other refined oil products) to third parties. In 2005, the external sales revenue of refined oil products by these two segments were RMB 542.1 billion, representing an increase of 33.5% over 2004, accounting for 65.1% of the Company's turnover, other operating revenues and other income. The increase was mainly due to the rise of refined oil products price, and our proactive efforts in increasing sales volume, optimising sales and marketing structure and expanding the market of other refined oil products. The sales revenues of gasoline, diesel and kerosene were RMB 409.7 billion, representing an increase of 30.4% over 2004, and accounting for 75.6% of the total sales revenues of refined oil products. The sales revenues of other refined oil products were RMB 132.4 billion, representing an increase of 43.9% over 2004, accounting for 24.4% of the total sales revenues of refined oil products.

               The Company's external sales revenues of chemical products were RMB 160.8 billion, representing an increase of 27.6% over 2004, accounting for 19.3% of the Company's total turnover, other operating revenues and other income. The increase was mainly due to the fact that the Company captured the opportunity of the high level price of chemical products and increased its sales volume accordingly.

          (2)  Operating expenses

               In 2005, the Company's operating expenses amounted to RMB 765.7 billion, representing an increase of 37.5% compared with 2004. The operating expenses mainly consisted of the following:

               Purchased Crude Oil, Products, and Operating Supplies and
               Expenses

               In 2005, the Company's purchased crude oil, products and operating supplies and expenses were RMB 653.1 billion, representing an increase of 47.2% over 2004, accounting for 85.3% of the total operating expenses, of which:

               o Purchased crude oil expenses were RMB 338.2 billion, representing an increase of 45.4% compared with 2004, accounting for 44.2% of the total operating expenses, up by 2.4 percentage points over 2004. To meet the increasing market demands in the fast growing Chinese economy, the Company increased its throughput of crude oil purchased from third parties. In 2005, the throughput of the Company's crude oil purchased externally was RMB 107.95 million tonnes (excluding amounts processed for third parties), representing an increase of 7.3% compared with 2004. Average cost for crude oil purchased externally in 2005 was RMB 3,133 per tonne (approximately US$ 52.11 per barrel), representing an increase of 35.5% compared with 2004.

               o    In 2005, the Company's other purchase expenses were RMB
                    314.9 billion, representing an increase of 49.2% compared with 2004, accounting for 41.1% of the total operating expenses. The increase was mainly due to the increased costs of refined petroleum products and chemical feedstock purchased externally.

               Selling, general and administrative expenses

               In 2005, the Company's selling, general and administrative expenses totaled RMB 33.7 billion, representing an increase of 5.9% compared with 2004. The increase was largely due to:

               o An increase of RMB 1.5 billion in the selling expenses, such as transportation costs, compared with 2004, resulted from the increase in the total sales volume of refined petroleum products and chemical products, and increased sales volume through retail and direct distribution;

               o An increase of RMB 1.2 billion in operating lease expenses compared with 2004 mainly due to the increased lease of operating facilities to increase sales volume;

               o A decrease in repairing and maintenance expenses by RMB 800 million, mainly as a result of the increased maintenance carried out in 2004 for petrol stations.

               Depreciation, depletion and amortisation

               In 2005, the Company's depreciation, depletion and amortisation were RMB 31.4 billion, down by 2.9% compared with 2004. The decrease was mainly due to disposal of, and impairment loss on, less efficient assets in the previous years.

               Exploration expenses

               In 2005, the Company's exploration expenses were RMB 6.4 billion, maintaining at the same level as in 2004.

               Personnel expenses

               In 2005, the Company's personnel expenses were RMB 18.5 billion, down by 0.8% compared with 2004. The decrease was mainly due to the reduction of operating personnel resulting from the disposal of downhole operation assets in 2004.

               Employee reduction expenses

               In 2005, in accordance with the Company's voluntary employee reduction plan, the Company recorded employee reduction expenses of approximately RMB 370 million.

               Taxes other than income tax

               In 2005, the Company's taxes other than income tax were RMB
               17.2 billion, representing an increase of 5.1% compared with 2004. The increase was largely due to the increased consumption tax and associated surcharges as a result of the increase in the sales volume of gasoline and diesel.

               Other operating expenses, net

               In 2005, the Company's other operating expenses, net were RMB
               5.1 billion, representing a decrease of 23.1% compared with 2004. The decrease was largely due to the decrease of RMB 2.1 billion in impairment loss on long-lived assets and an increase of RMB 400 million in net losses of disposal of assets compared with 2004.

          (3)  Operating profit

               In 2005, the Company's operating profit was RMB 66.8 billion, representing an increase of 5.9% compared with 2004.

          (4)  Net finance costs

               In 2005, the Company's net finance costs were RMB 4.6 billion, representing an increase of 5.7% over 2004. The increase was mainly due to the following factors:

               o An increase of RMB 1.3 billion in net interest expenses as a result of the increase in long term loans borrowed in accordance with the investment plans, and the increase in short term debts attributable to the increased working capital requirement, as a result of the increased crude oil price and the expansion of production and operation;

               o An increase of RMB 1.1 billion in net foreign exchange gains due to fluctuation of the foreign exchange rate.

          (5)  Profit before income tax

               In 2005, the Company's profit from ordinary activities before income tax was RMB 63.2 billion, representing an increase of 6.1% compared with 2004.

          (6)  Taxation

               In 2005, the Company's taxation was RMB 19.4 billion, representing an increase of 8.8% compared with 2004.

          (7)  Profit attributable to minority interests

               In 2005, the Company's profit attributable to minority interests was RMB 2.9 billion, representing a decrease of 49.4% compared with 2004. The decrease was largely due to the decreased profit in certain subsidiaries and our privatisation of Beijing Yanhua.

          (8)  Profit attributable to equity shareholders to the Company

               In 2005, the Company's profit attributable to equity shareholders of the Company was RMB 40.9 billion, up by 13.6% over 2004.

     6.1.2.2      Assets, Liabilities, Equity and Cash Flows

          The Company's primary sources of funding were from operating activities, short-term and long-term borrowings, and primary uses of funds were for operating expenses, capital expenditures and repayments for short-term and long-term borrowings.

          (1)  Assets, liabilities and equity

                                                          Unit: RMB in millions


                                                                        As of 31 December               Amount
                                                                      2005              2004           Changes

               Total assets                                        537,321           474,594            62,727
                 Current assets                                    145,291           120,271            25,020
                 Non-current assets                                392,030           354,323            37,707
               Total liabilities                                   284,325           250,508            33,817
                 Current liabilities                               170,649           146,277            24,372
                 Non-current liabilities                           113,676           104,231             9,445
               Equity attributable to equity
                 shareholders of the Company                       223,556           193,040            30,516
                 Share capital                                      86,702            86,702                i-D
                 Reserves                                          136,854           106,338            30,516
               Minority interests                                   29,440            31,046            (1,606)
               Total equity                                        252,996           224,086            28,910



               The Company's total assets were RMB 537.321 billion, representing an increase of RMB 62.727 billion compared with those at the end of 2004, of which:

               o The current assets increased by RMB 25.02 billion from those at the end of 2004 to RMB 145.291 billion. The increase was mainly due to the increases in inventories of crude oil and refined oil products as a result of the increase in prices and volume of crude oil and refined oil products.

               o The non-current assets increased by RMB 37.707 billion from those at the end of 2004 to RMB 392.03 billion. The increase was mainly due to the increase of RMB 30.45 billion in property, plant and equipment and the increase of RMB 2.082 billion in construction in progress.

               The total liabilities were RMB 284.325 billion, representing an increase of RMB 33.817 billion compared with those at the end of 2004, of which :

               o The current liabilities increased by RMB 24.372 billion from those at the end of 2004 to RMB 170.649 billion. The increase was mainly due to the increase of RMB 29.175 billion in accounts payable associated with the expansion of production and operation, and the decrease of RMB 7.554 billion in bills payable resulted from adjustment of financing structures.

               o The non-current liabilities increased by RMB 9.445 billion from those at the end of 2004 to RMB 113.676 billion. The decrease was mainly due to the fact that long-term loans of the Company increased by RMB 9.405 billion compared with those at the end of 2004.

               The equity attributable to equity shareholders of the Company was RMB 223.556 billion, representing an increase of RMB 30.516 billion in reserves compared with those at the end of 2004.

          (2)  Cash flow

               In 2005, the Company's cash and cash equivalent decreased by RMB 2.614 billion, which, together with the decrease of RMB 22 million due to the change in foreign exchange rates, contributed to the net decrease of RMB 2.636 billion, down from RMB 16.381 billion as of 31 December, 2004 to RMB 13.745 billion as of 31 December 2005.

               The following table sets forth the major items on the consolidated cash flow statements in 2004 and 2005.


                                                         Unit: RMB in millions




                                                                                    Years ended 31 December
               Major items of cash flows                                                2005              2004

               Net cash flow from operating activities                                76,497            69,081
               Net cash flow from investing activities                               (71,051)          (73,992)
               Net cash flow from financing activities                                (8,060)            5,028
               Net  (decrease)/increase in cash and cash equivalent                   (2,614)              117



               Net cash flow from operating activities was RMB 76.497 billion.

               In 2005, profit before taxation was RMB 63.228 billion; after adjusting the non-cash expenses items, the adjusted cash flow from operating activities was RMB 105.23 billion. Major non-cash expense items included: depreciation, depletion and amortisation of RMB 31.413 billion, dry holes costs of RMB
               2.992 billion, net losses from disposal of properties, plants and equipments of RMB 2.095 billion, and impairment losses on long-lived assets of RMB 1.851 billion.

               The changes in operating-related accounts receivable and payable items reduced cash inflow of RMB 1.828 billion. In order to meet the market demand, the Company expanded production and operation, as a result, the working capital required by the ordinary business settlement increased, of which, the changes in inventory led to a decreased cash inflow of RMB 24.998 billion , the increase in accounts payable due to the increase in operation and purchase costs led to an increased cash inflow of RMB 28.97 billion, and the increase in accounts receivable and other assets led to a decreased cash inflow of RMB 5.8 billion.

               After adjusting the non-cash expense items and accounts receivable and payable items with regard to the profit before taxation, and deducting the cash outflow for payment of income tax totaling RMB 20.998 billion, and the net cash outflow for net interests paid as well as the dividend received totaling RMB 5.907 billion, the net cash flow from operating activities was RMB 76.497 billion.

               Net cash flow for investing activities was RMB 71.051 billion.

               The net cash flow for investing activities mainly represented cash outflows of RMB 63.135 billion for capital expenditures and RMB 4.324 billion for acquisition of minority interests in subsidiaries such as Beijing Yanhua by the Company, and cash outflows of RMB 2.474 billion for capital expenditures by the Company's jointly controlled entities.

               Net cash flow for financing activities was RMB 8.06 billion.

               The net cash outflow for financing activities increased because the amount of newly added bank loans and other loans by the Company and its jointly controlled entities was less than the amount of repayment of bank loans and other loans, resulting in a cash outflow of RMB 2.921 billion. The net cash outflow for financing activities was further increased by the distribution of final dividend for 2004 and interim dividend for 2005 totaling RMB 10.404 billion; and the distribution of cash in connection with petrochemical assets and catalyst assets totaling RMB 3.128 billion. On the other hand, the cash outflow was partially offset by the proceeds from the issuance of short term financial bonds totaling RMB 9.875 billion.

               During 2005, the Company captured the opportunity of robust market demand to steadily increase cash flow from operating activities. At the same time, the Company tightened its control over integrated cash management and strictly controlled the scale of cash and cash equivalents to decrease the amount of idle cash, and accelerate capital turnover. As a result, the overall cash efficiency of the Company improved.

          (3)  Contingent liabilities

               Refer to the descriptions under Major Guarantees and Performance in the section entitled Disclosure of Significant Events.

          (4)  Capital expenditure

               Refer to the descriptions under Capital Expenditure in the section entitled Business Review and Prospects.

          (5)  Research and development expenses and environmental expenses

               Research and development expenses refer to the expenses that have been recognised during the period in which they incurred. In 2005, the Company's research and development expenses were RMB 2.243 billion.

               Environmental expenses refer to the normal routine pollutant discharge fees paid by the Company, excluding any capitalised costs of pollutant discharge facilities. In 2005, the Company's environmental expenses were RMB 493 million.

          (6) Analysis of financial statements prepared under the PRC Accounting Rules and Regulations

               The major differences between the Company's financial statements prepared under the IFRS and those under the PRC Accounting Rules and Regulations are set out in section 9.2.3 of this announcement.

               The following table sets forth each of its segments' income and profit from principal operations, costs of sales, taxes and surcharges, as prepared under the PRC Accounting Rules and Regulations.

                                                          Unit: RMB in millions




                                                                                    Years Ended 31 December
                                                                                        2005              2004

               Income from principal operations
                 Exploration and Production Segment                                  104,285            76,023
                 Refining Segment                                                    469,266           352,548
                 Marketing and Distribution Segment                                  462,464           345,671
                 Chemicals Segment                                                   172,982           122,118
                 Others                                                              121,265            79,145
                 Elimination of inter-segment sales                                 (531,147)         (384,873)
                                                                               --------------    --------------

                 Consolidated income from principal operations                       799,115           590,632
                                                                               ==============    ==============

               Cost of sales, sales taxes and surcharges
                 Exploration and Production Segment                                   40,118            36,073
                 Refining Segment                                                    477,843           340,360
                 Marketing and Distribution Segment                                  427,308           306,309
                 Chemicals Segment                                                   149,431            96,994
                 Others                                                              118,152            78,410
                 Elimination of inter-segment cost of sales                         (527,451)         (382,736)
                                                                               --------------    --------------

                 Consolidated cost of sales, sales taxes and surcharges              685,401           475,410
                                                                               ==============    ==============

               Profit from principal operations
                 Exploration and Production Segment                                   59,732            37,997
                 Refining Segment                                                     (7,838)           12,005
                 Marketing and Distribution Segment                                   35,156            39,362
                 Chemicals Segment                                                    23,551            25,123
                 Others                                                                3,113               735
                                                                               --------------    --------------

                 Consolidated profit from principal operations                       113,714           115,222
                                                                               ==============    ==============

               Net profit                                                             39,558            32,275
                                                                               ==============    ==============


               Profit from principal operation: in 2005, the Company's realised profit from principal operations was RMB 113.714 billion, representing a decrease of RMB 1.508 billion compared with 2004. The decrease was mainly due to the fact that crude oil price continued to be volatile and remained at a high level in international market, and the Chinese government implemented tight price control over domestic refined oil product, resulting in smaller increase in the price of refined oil products as compared with that in crude oil price. The Company strived to expand sales volume and optimise marketing and distribution structures, but was still unable to completely offset the pressure from the increased crude oil costs. As a result, profit from principal operations declined compared with 2004.

               Net profit: in 2005, the net profit realised by the Company was RMB 39.558 billion, representing an increase of RMB 7.283 billion, or 22.57%, over that in 2004.

               Financial data prepared under the PRC Accounting Rules and
               Regulations:

                                                          Unit: RMB in millions

                                                    At 31 December
                                                 2005       2004      Changes

               Total assets                   520,572    460,081       60,491
               Long-term liabilities          107,774     98,407        9,367
               Shareholders' funds            215,623    186,350       29,273

               Analysis of changes:

               Total assets: in 2005, the total assets increased by RMB 60.491 billion from those at the end of 2004 to RMB 520.572 billion. The increase was primarily due to a number of factors, of which, the fixed assets increased by RMB 32.706 billlion as a result of the Company's implementation of a prudent investment policy to meet the market demands; the current assets increased by RMB 24.84 billion resulted from increases in inventories of crude oil and refined oil products in line with the rise of price and expansion of production and operation; other assets, including intangible assets, increased by RMB 2.945 billion.

               Long-term liabilities: the Company's long-term liabilities were RMB 107.774 billion as of 31 December 2005, representing an increase of RMB 9.367 billion from those as of 31 December 2004, which was primarily due to the increase in long term borrowings in line with investment plans.

               Shareholders' funds: At the end of 2005, shareholders' funds of the Company was RMB 215.623 billion, representing an increase of RMB 29.273 billion compared with those at the end of 2004. This increase was primarily due to: first, the realised net profit in 2005 amounted to RMB 39.558 billion; second, in 2005, the distribution of the final dividend of 2004 amounted to RMB
               6.936 billion and the interim dividend for 2005 totaled RMB
               3.468 billion.

          (7) Significant differences between the financial statements prepared under IFRS and U.S. GAAP

              The major differences between the Company's financial statements prepared under IFRS and US GAAP are set out in section 9.2.4 of this announcement.

     6.2 The Principal Operations Categorised by Business Segments and the Status of the Connected Transactions

          The following data are extracted from the financial statements prepared under the PRC Accounting Rules and Regulations.



                                                                                                         Increase/        Increase/
                                                                                  Increase/income      decrease of        decrease
                                                                                   from principal cost of principal of gross profit
                                                                                       operations        operation          margin
                                                                                         compared         compared        compared
                                         Income from      Cost of                        with the         with the        with the
                                        principal      principal         Gross     preceding year   preceding year  preceding year
          Categorised by                operations    operations       profit margin   percentage       percentage      percentage
          business segments             (RMB millions) (RMB millions)       (%)            points           points          points

          Exploration and production            104,285        38,464        57.28        37.18         10.12          7.30
          Refining                              469,266       463,682        (1.67)       33.11         41.98         (5.08)
          Chemicals                             172,982       148,710        13.61        41.65         54.36         (6.96)
          Marketing and distribution            462,464       426,727         7.60        33.79         39.59         (3.79)
          Corporate and others                  121,265       118,117         2.57        53.22         50.67          1.64
          Elimination of inter-segment sales   (531,147)     (527,451)         N/A         N/A           N/A            N/A
          Total                                 799,115       668,249        14.23        35.30         45.52         (5.28)
          Of which: connected transactions       80,096        74,628         5.90        36.38         37.70         (1.45)





          Connected transactions    Please refer to "Connected Transactions" at 8.4 below
          Principle of pricing for  (1)  Government-prescribed  prices and  government-guided  prices are adopted  for  products or
          connected transactions    projects if such prices are available; (2) Where there is no government-prescribed price or government-guided price for products or projects, the market price (inclusive of bidding price) will apply; (3) Where none of the above is applicable, the price will be decided based on the cost incurred plus a reasonable profit of not more than 6% of the price.

          * Gross profit = Profit from principal operations/income from principal operations



     6.3  Principal operations in different regions

          [   ] Applicable     [ X ] Not applicable

     6.4  Information about suppliers and customers



          Total amount of purchase from          RMB120,969 billion          Percentage in Sinopec Corp.'s total
          the top five suppliers                                             amount of purchase 37.68%

          Total amount of sales to the           RMB62,115 billion           Percentage in Sinopec Corp.'s total
          top five Ecustomers                                                amount of sales 8%




     6.5 Operations of equity subsidiaries (applicable to the circumstance when the return on investment is more than 10% of the listed company's net profit)

          [   ] Applicable     [ X ] Not applicable

     6.6 Explain the reason of material changes in the principal operations and their structure

          [   ] Applicable     [ X ] Not applicable

     6.7 Explain the reason of material changes in the principal operations' earning power (gross profit ratio) as compared to the preceding year

          [   ] Applicable     [ X ] Not applicable

     6.8 Analyze the reason of material changes in operating result and profit composition as compared to the preceding year

          [ X ] Applicable     [   ] Not applicable

          See 6.1.1 "Business Review" and 6.1.2 "Management's Discussion and Analysis"

          Analyze the reason of material changes in the overall financial position as compared to the preceding year

          [ X ] Applicable     [   ] Not applicable

          See 6.1.1 "Business Review" and 6.1.2 "Management's Discussion And Analysis"

     6.9 Explanation of the material changes in operating environment and macro policies and rules and regulations that have produced, are producing or will produce significant influences on the company's financial conditions and operating result

          [   ] Applicable     [ X ] Not applicable

     6.10 Fulfillment of the predicted profit

          [   ] Applicable     [ X ] Not applicable

     6.11 Fulfillment of the operating plan

          [   ] Applicable     [ X ] Not applicable

          The Company has not disclosed the Operating Plan for year 2005 (e.g. revenue, cost and expenses etc), and therefore it is not applicable.

     6.12 Use of the proceeds from share issue

          [ X ] Applicable     [   ] Not applicable

     6.12.1       Use of the proceeds from A share issue



                                                                                                Unit: RMB billion

          Total proceeds from share issue after deducting the issuance expenses                         11.648
          Total amount of proceeds used in this year                                                    61.100
          Total amount of proceeds already used                                                         11.648





                                         Proposed                                          Whether       Whether
                                        investment                 Actual               the planned     the expected
          Projects under             in this year         Any  investment        Yield  progress is      return is
          commitment                      Amounts      change     Amounts      Amounts   satisfied      satisfied

          For the Company's
            working capital                 1.302           N       1.302        0.061           A            Y

          Acquisition of National Star
            from Sinopec Group              6.446           N       6.446        1.200           A            Y

          Southwest refined oil product
            pipeline project                2.436           N       2.436        0.146           A            Y

          For the Ningbo-Shanghai-Nanjing
            crude oil pipeline              1.464           N       1.464        0.150           A            Y

          Total                            11.648           -      11.648           -            -



          Reason of failure to satisfy the
          planned progress and expected return
          (according to specific project)

          Reason and procedure of change
          (according to specific project)     N/A

     6.12.2       Change of projects

          [ X ] Applicable     [   ] Not applicable

     6.13 Projects not funded by proceeds from share issue

          [ X ] Applicable     [   ] Not applicable



                                             Capital
                                          investment
                                          in project
          Project name              Project progress    Project
                                        (RMB billion)   progress                Profit from project

          Exploration and
            production segment:

          Development in Shengli              23.095       progressing   Crude output 39.27 million
            Oilfields and capacity                            smoothly   tons, gas output 6.285 billion
            building in Xinjiang                                         cubic meters, newly added
            Tahe oilfield                                                crude capacity 5.788 million tons,
                                                                         newly added as capacity 2.1 billion
                                                                         cubic meters in 2005. Realized
                                                                         optimization of reserves and
                                                                         growth of oil and gas production,
                                                                         reinforced the foundation of
                                                                         its resources, and rationalized
                                                                         the possible, probable and
                                                                         proved reserves

          Refining segment: E
          Expansion and revamping             14.127       progressing   Newly added 6.7mta crude-run
            of refining capacity of                           smoothly   capacity. Products quality
            Yanshan and Guangzhou                                        is up to the National standard
            and projects for improving
            product quality and
            structure

          Marketing and distribution segment:
          Mainly for construction of          10.343       progressing   Further optimized the marketing
            new pipeline for refined oil                      smoothly   networks and secured our leading
            products andEprojects of                                     position in the principal market
            construction and renovation                                  and raised brand awareness and
            of petrol stations and oil                                   further enhanced customer loyalty
            depots

          Chemicals segment:
          Expansion and revamping              9.386       progressing   Newly added 1.5mta of ethylene
            of Maoming ethylene project                       smoothly   capacity, 1.67mta of PVC capacity
            revamping of Yangzi PX,                                      and 0.93mta synthetic fibre
            PTA projects, and revamping                                  monomer and polymer capacity
            of Baling fertilizer project,
            which stress the core
            business and increase
            the return ratio of
            capital occupied

          Scientific research
           information and others
           segment:
          Mainly used for the                  1.164       progressing   The application of ERP was
            Company's scientific                              smoothly   expanded; the efficiency of
            research development                                         management was increased.
            and IT construction                                          Further optimized the associated
                                                                         facilities of scientific research

          Total                               58.115               -     -




     6.14 Explanation of the board of directors about the accounting firm's "non-standard comments"

          [   ] Applicable     [ X ] Not applicablee

     6.15 Operating plan for the new fiscal year formulated by the Board of Directors

     Business Prospect

     6.15.1       Market Outlook

          Looking forward for 2006, China's economy is expected to maintain a stable and rapid growth, which would help sustain a stable growth of domestic demand for oil and petrochemical products, providing good market conditions for the Company. The international crude oil prices are expected to continue to maintain at a high price level. The domestic prices of refined oil products are expected to gradually reflect the international prices following the integrated reform of crude oil pricing mechanism, but currently the refining segment would likely to continue facing challenges. While the prices for chemicals are expected to continue to stay at relatively high level, but due to the expected increase of feedstock cost, the gross profit margin for chemicals segment may experience further decline. Meanwhile, with the opening of the domestic wholesale market of refined oil products, competitions in domestic refined oil products market may be stronger.

     6.15.2       Production and Operation

          Faced with the complicated market environment in 2006, the Company intends to adopt flexible operating strategies and focus on the following areas:

          Exploration and production segment: The Company will make further efforts to develop economic reserves, complement the construction of production capacity in new blocks and accelerate construction of natural gas production capacity, trial production and marketing to ensure stable growth of oil and gas production and to improve the recovery rate and commodity rate of oil and gas as well as total production and economic benefits. The Company plans to produce 39.8 million tonnes of crude oil and 7 billion cubic meters of natural gas in 2006.

          Refining segment: The Company intends to optimise the existing systems while increasing throughput of sour and heavy oil to reduce crude oil costs. It intends to more efficiently utilise the capacity of large wharfs, ports and pipeline transportation to reduce transportation costs. It intends to optimise the processing plans of each refinery to strive for more flexible adjustment of processing volume in line with the demand of each regional market and the overall situations of crude supply and demand, while endeavoring to adjust product mix and increase production of higher value-added products. The Company plans to process 146 million tonnes of crude oil in 2006.

          Marketing and distribution segment: The Company intends to better deploy its marketing networks to improve service quality and increase the percentage of retail and direct sales. Moreover, it intends to better deploy its refined oil product pipelines to reduce storage and transportation costs. The Company plans to have a total sales volume of refined oil products of 110 million tonnes, including a retail sales volume of 66.2 million tonnes.

          Chemicals segment: The Company intends to strengthen its management to ensure safe, stable and high load operation of its chemical facilities, and intends to produce more higher value-added products. Priority will be given to test run and commercial operation of those revamping facilities including Maoming Ethylene revamping. It intends to fully leverage on the strengths of its chemicals sales subsidiary to improve competitiveness by optimising operational process, improving sales networks and solidifying the linkage between production and sales. In 2006, the Company plans to produce
          5.92 million tonnes of ethylene, 8.15 million tonnes of synthetic resins, 0.6 million tonnes of synthetic rubbers, 1.53 million tonnes of synthetic fibers and 7.14 million tonnes of synthetic fiber monomers and polymers.

          Research and development: In line with the needs of production and development, the Company intends to further refine exploration technologies for uncovering operational process oil and gas in the mature blocks in eastern China, strengthen its research over key technologies, and accelerate theoretical innovation as well as key technological innovation in marine facies oil and gas exploration in western China. The Company also intends to intensify its efforts in technologies for enhancing the quality of gasoline and diesel and production technologies for increasing higher value-added new chemical products, while accelerating application of technological achievements and providing technical support for improving the Company's core competitiveness.

          Cost saving: In 2005, the Company intends to rely on scientific and technological advancement and reinforced management practices to deepen reforms and enhance operating efficiency. It plans to achieve a cost saving of RMB 2.5 billion, among which exploration and production segment plans to achieve a cost saving of RMB 600 million, refining segment RMB 600 million, chemicals segment RMB 700 million, and marketing and distribution segment RMB 600 million.

          Capital expenditure: The Company's planned capital expenditure is RMB 70 billion for 2006. The projected expenditure for exploration and production segment is RMB 29.8 billion, for refining segment is RMB 14.6 billion, for chemicals segment is RMB 12.5 billion, for marketing and distribution segment is RMB 11 billion and for corporate and others is RMB 2.1 billion. The capital expenditure will be primarily invested in the following activities within each of the various segments: in the exploration and production segment, the Company will continue to pursue the principle of "coordination of reserves, production, investment and returns", under which the concept of oil reserve management will be strengthened, construction of oil and gas production capacity in western China and development of Puguang Gas Field in northeastern Sichuan will be accelerated. The Company will also endeavor to enhance overall deployment of its production capacity, increase the production in low-yield reserves and maintain a positive balance between the production and newly found reserves. In the refining segment, the Company will continue to refine and accelerate construction of crude oil pipeline and related receiving and unloading facilities, ensure the smooth progress of the revamping efforts at refining facilities in Guangzhou, Yanshan and other areas aimed at upgrading oil product quality, and push forward Qingdao oil refining project and Fujian integrated project. In the chemicals segment, the Company will focus on the successful commencement of operation of the revamped facilities at Maoming Ethylene, the PX and PTA facilities at Yangzi Petrochemical and three fertiliser facilities, and the orderly commencement of construction of the ethylene facilities at Fujian, Tianjin and Zhenhai. In the marketing and distribution segment, the Company will continue to optimise and adjust the sales network, accelerate construction of refined oil product pipelines, and construct more petrol stations in central cities, new urban districts and along expressways.

          Employee reduction: The Company plans to reduce its number of employee by over 6,000 employees in 2006 so that the total number of employee will be controlled at approximately 358,500 as of the end of 2006, which would make the total employees reduction exceed 150,000 since the establishment of the Company.

          In 2006, the Company will strive to overcome various difficulties and meet operational objectives of 2006 in line with the operating policies set forth by the Board of Directors, and will endeavor to set new records, deliver sound performances in its business operations and maintain sustainable development.

          The Company has long been dedicated to achieving a coordinated development between health, safety and environment (HSE) and economic growth and has instituted a mechanism for effective long-term operations. While maintaining full load and longer cycle production, the Company in 2005 continued to focus on operational safety and improved environmental protection and made continuous efforts to care for the health of its employees and its relations with the communities to achieve harmonious growth.

     6.15.3  Risk Factors

          In the course of its production and operations, Sinopec Corp. will actively take various measures to mitigate operational risks. However, in practice, it may not be possible to prevent all risks and uncertainties.

          (1) Fluctuation of Crude Oil Prices: a significant amount of the Company's demand for crude oil is satisfied from external purchases. In recent years, the international crude oil prices continued to be volatile and remained at a high level and are subject to wild fluctuations. Although the Company has taken flexible measures to cope with the high prices, it may not be fully shielded from risks associated with any wild fluctuation of the international crude oil prices.

          (2) Cyclic Effects: as an integrated energy and chemicals company, the Company is also subject to cyclic effects which characterise to the chemicals industry. Affected by the fast growth of new production capacities worldwide and oil price fluctuation, the gross profit margin in the chemicals industry may fall, and the operational performance of the Chemicals Segment may be affected by cyclic factors.

          (3) Government Regulation: although the government is gradually liberalising the petroleum and petrochemicals sector, the petroleum and petrochemical industry in China are still subject to some form of regulation, which include: issuing petroleum production License, setting of guidance prices for retail of gasoline and diesel, provision and pricing of certain resources and services, determination of taxes and fees, formulation of import & export quotas and procedures, formulation of safety, quality and environmental protection standards. Such regulation may have material effect over the operations and economic returns of the Company.

          (4) Full market access: under China's commitments for access into the WTO, the refined oil products market will be fully opened soon and market competition will grow fiercer. Although the Company has actively taken various measures and optimised its sales network for refined oil products, it may still experience some of the impact from full market access.

          (5) Uncertainties with Oil & Gas Reserves: various data disclosed in this annual report, including the oil and gas reserves, are only estimates derived by adoption of certain appraisal methods. The reliability of such estimates depends on many factors including techniques used and involves various uncertainties, and there is a risk that the actual data may differ substantially from such estimates.

          (6) Operational Risks and Natural Disasters: the process of chemical production is exposed to the risk of inflammation, explosion and environmental pollution and is vulnerable to natural disasters. Such contingencies may cause serious impact to the society, grievous injuries to people and major financial losses to the Company. The Company has formulated and is implementing a strict HSE management system, in an effort to avoid such risks as much as possible. The Company also subscribed to the SPI Fund. However, it may happen that the claimed proceeds under the SPI fund is not enough to cover actual financial losses suffered by the Company.

          (7) Exchange Rate and Interest Rate: according to the existing rules of foreign exchange, the government has lifted the control over foreign exchange transactions under current accounts, but foreign exchange transactions under capital accounts still need approval from the State Administration of Foreign Exchange. These restrictions may influence the Company's ability to get foreign currencies through financing activities or the ability to get foreign currencies for capital expenditure. On 21st July 2005, China began to adopt an administered floating exchange rate regime based on market supply and demand with reference to a basket of currencies. Exchange rate fluctuation may also have certain impact on the operations of the Company.

          Profit forecast for the new fiscal year (if has)

          [   ] Applicable     [ X ] Not applicable

     6.16 Plan of the board of directors for profit appropriation or dividend dispatch

          In accordance with the provisions of Sinopec Corp.'s Articles of Association, the appropriation of profit for the relevant fiscal year would be conducted on the basis of distributable profit determined in accordance with the PRC Accounting Rules and Regulations or IFRS, whichever is lower. Thus, on the basis of the distributable profit of Sinopec Corp. audited under IFRS, which was RMB 38.907 billion, after deducting the statutory surplus reserve and the statutory public welfare fund totaled RMB7.912 billion, and deducting the final dividend for year 2004 distributed in 2005, the interim dividend for 2005 totaled RMB 10.404 billion, the amount of undistributed profit of Sinopec Corp. for 2005 was RMB 20.591 billion. On the basis of the total number of 86,702,439,000 shares at the end of 2005, the Board proposed a final dividend of RMB 0.09 per share (including tax) in cash for year 2005 (totaled RMB 7.803 billion), adding the distributed interim cash dividends of 0.04 per share (totaled RMB 3.468 billion), the total cash dividends for 2005 shall be RMB 0.13 per share (RMB 11.271 billion in total). The preliminary plan for profit appropriation will be subject to consideration and approval at Annual General Meeting of Shareholders for year 2005. The final dividends will be distributed on or before 30th June 2006 (Friday) to those shareholders whose names appear on the register of members of Sinopec Corp. at the close of business on 16th June 2006 (Friday). The register of members of Sinopec Corp.'s H shares will be closed from 12th June 2006 (Monday) to 16th June 2006 (Friday) (both dates are inclusive). In order to qualify for the final dividend for H shares, the shareholders must lodge all share certificates accompanied by the transfer documents with HKSCC Nominees Limited, at Shops 1712 to 1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong before 4:00 p.m. on 9th June 2006 (Friday) for registration.

ss.7. Report of the Supervisory Committee

     Independent Opinion of the Supervisory Committee Regarding Operation of the Company

     During this reporting period, notification, convening and holding of the general meetings of shareholders and the meetings of Board of Directors were compliant with relevant laws, regulations and the Articles of Association, and the Board of Directors diligently discharged its obligations and exercised its rights under the Company Law of the PRC and the Company's Articles of Association, fully implemented the resolutions of the general meeting of shareholders and the meetings of Board of Directors and made decisions in a timely manner over material affairs including the capital operations, production and operating plans and development goals. The Board fully implemented the internal control system to further improve the Company's corporate governance structure. The Directors and the senior management officers acted diligently and in good faith, and operated in compliance with laws and regulations. No violation or breach of laws, regulations or the Articles of Association on the part of the aforementioned persons, nor any act to the detriment of the Company's interest, was found during the reporting period.

ss.8.  Significant events

     8.1  Acquisition of assets

          [ X ] Applicable     [   ] Not applicable




                                                              Net profit
                                                              contributed
                                                              to the listed                                           Whether
                                                              company in the  Connected           Whether the         liabilities
                                                              period from     transaction or      ownership           of the related
                                                              the date of     not (If yes,        of the              assets has
Counterpart of                                                acquisition to  explain the         related             been
transaction and             Date of             Acquisition   the end of      principle of price  assets has been     transferred
the assets acquired         acquisition           price       this year       determination)      transferred or not  or not

Acquisition of 51%          November 24, 2005  RMB98 million     None            No                  In progress       Yes
  equity held by China
  Resources Petrochems
  (Group) Co., Ltd. in
  Dongguan Huarun

Acquisition of 95%          June 21, 2005      RMB194,980,850    None            No                   In progress       Yes
  equity held by Beijing
  Yanhua Hi-tech Co., Ltd.
  in Beijing Yauhua Hi-tech
  Catalyst Co., Ltd.



     8.2  Sales of assets

          [   ] Applicable     [ X ] Not applicable

          The above do not have a significant impact on the continuity of operation and the management stability of Sinopec Corp.

     8.3  Material guarantees

          [ X ] Applicable     [   ] Not applicable

          Guarantees provided by the Company (excluding the guarantees provided for subsidiaries)



                                     Date of
                                     Occurrence                                                                         Whether
                                     (Date of           Guaranteed                                        Whether         for a
                                    Execution of            amount      Type of                         completed     connected
          Obligors                   the Agreement)  (RMB millions)    guarantee              Term         or not      party (1)

          Shanghai Secco            9 February 2002     2,857    Joint and              9 February 2002         No        Yes
            Petrochemical                                        several liability    -20 December 2021
            Co, Ltd.
          Shanghai Secco            9 February 2002     4,062    Joint and              9 February 2002         No        Yes
            Petrochemical                                        several liability   - 20 December 2013
            Co, Ltd.
          BASF-YPC Co., Ltd.         7 March 2003       4,680    Joint and              7 March 2003            No        Yes
                                                                 several liability   - 31 December 2008
          Yueyang Sinopec           10 December 2003      377    Joint and             10 December 2003         No        Yes
            Shell Coal                                           several liability   - 10 December 2017
            Gasification
            Co. Ltd.
          Fujian Zhangzhao          21 January 2003        10    Joint and             21 January 2003          No        Yes
            Expressway Service                                   several liability   - 31 October 2007
            Company Limited
          Balance of Guarantee
            by Shanghai
            Petrochemical for
            its associates and
            joint ventures                                 38                                                   No        Yes


          Total amount of guarantee provided during the reporting period (2)                                              None
          Total amount of guarantee outstanding at the end of the reporting
                period (2)                                                                                  RMB 12,024 million
          Guarantees for subsidiaries
          Total amount of guarantee provided for subsidiaries during the reporting period                       RMB 27 million
          Total amount of guarantee for subsidiaries outstanding at the end of the reporting period          RMB 2,583 million
          Total amount of guarantee (including those provided for subsidiaries)
          Total amount of guarantee(3)                                                                      RMB 14,607 million
          Total amount of guarantee as a percentage of Sinopec Corp.'s net assets                                         6.7%
          Guarantee provided for shareholders, effective controller and connected parties                                 None
          Amount of debt guarantee provided directly or indirectly for the companies with liabilities to assets
                ratio of over 70%                                                                              RMB 179 million
          The amount of guarantee in excess of 50% of the net assets                                                      None
          Total amount of the above three guarantee items(4)                                                   RMB 179 million


          Note 1: As defined in the stock listing rules of Shanghai Stock Exchange.

          Note 2: The amount of guarantee provided during the reporting period and the amount of guarantee outstanding at the end of the reporting period include the guarantees provided by the subsidiaries to external parties. The amount of the guarantee provided by these subsidiaries is the guarantee provided by the Company's subsidiaries multiplied by the shareholdings held by Sinopec Corp. in such subsidiaries.

          Note 3: Total amount of guarantee is the aggregate of the above "total amount of guarantee outstanding at the end of the reporting period (excluding the guarantee provided for subsidiaries)"and "total amount of guarantee for subsidiaries outstandingEat the end of the reporting period".

          Note 4: "Total guarantee amount of the above three guarantee items" is the aggregate of "guarantee provided for shareholders, effective controller and connected parties", "amount of debt guarantee provided directly or indirectly Efor the companies with liabilities to assets ratio of over 70%" and "the amount guarantee in excess of 50% of the net assets". If the above three conditions are borne in one guarantee item, they will be calculated only once in the total amount.

          Performing Material Guarantees

          At the fourteenth meeting of the First Session of the Board of Directors of Sinopec Corp., the Board approved Sinopec Corp. to provide conditional guarantee in both domestic and foreign currencies for the Shanghai Secco project loan, and the amount of guarantee was equivalent to RMB 6.992 billion. For further details, please refer to Sinopec Corp.'s results announcement for the year 2001 published in China Securities Journal, Shanghai Securities News and Securities Times in Mainland China and South China Morning Post and Hong Kong Economic Times in Hong Kong on 2 April 2002.

          At the fourteenth meeting of the First session of the Board of Directors of Sinopec Corp., the Board approved the proposal regarding Sinopec Corp.'s provision of guarantee for completion of construction of the BASF-YPC project. On 7 March 2003, Sinopec Corp. entered into guarantee agreements for the completion of construction of the BASF-YPC project with domestic and foreign banks, whereby it guaranteed 40% of a domestic and foreign currencies denominated loan equivalent to around RMB 11.7 billion provided by these banks to BASF-YPC Co., Ltd. for completion of construction.

          At the twenty-second meeting of the First Session of the Board of Directors of Sinopec Corp., the Board approved the proposal regarding Sinopec Corp.'s provision of an equity pledge for the BASF-YPC project loan on the condition that BASF should provide an equity pledge on the same terms.

          At the twenty-second meeting of the First Session of the Board of Directors of Sinopec Corp., the Board also approved the proposal regarding Sinopec Corp.'s provision of guarantee for Yueyang Sinopec Shell Coal Gasification Co., Ltd., in the amount of RMB 377 million.

          At the thirteenth meeting of the Second Session of the Board of Directors of Sinopec Corp, the Board approved Sinopec Corp. in providing China International United Petroleum & Chemical Co., Ltd. with a credit line guarantee equivalent to RMB 2.421 billion.

     8.4  Material Connected Transactions

          The aggregate amount of connected transactions actually occurred in relation to the Company during the year was RMB 179.296 billion, of which, incoming trade amounted to RMB 84.073 billion, and outgoing trade amounted to RMB 95.223 billion (including, RMB 95.123 billion of sales of products and services, RMB 52 million of interest earned, RMB 48 million of income from agency fee). All of these transactions satisfied the conditions of waiver granted by the Hong Kong Stock Exchange. In 2005, the products and services provided by Sinopec Group Company (procurement, storage, transportation, exploration and production services, production-related services) to the Company were RMB 75.486 billion, representing 9.86% of the Company's operating expenses for year 2005, a decrease of 1.33 percentage points compared with those in 2004, which were within the cap of 18% for waiver. The auxiliary and community services provided by Sinopec Group Company to the Company were RMB 1.79 billion, representing 0.23% of the operating expenses, with a slight decrease compared with 0.31% in the preceding year, which were within the cap of 2% for waiver. In 2005, the product sales from the Company to Sinopec Group Company amounted to RMB 58.579 billion, representing 7.12% of the Company's operating revenue, which were within the cap of 14% for waiver. With regard to the Leasing Agreement for Land Use Rights, the amount of rent paid by the Company as of December 31, 2005 was approximately RMB 2.557 billion. With regard to the premium payable under SPI Fund Document, the amount of fund paid by the Company in 2005 shall not be less than the amount specified in the SPI Fund Document.

          8.4.1   Connected sales and purchases

               [ X ] Applicable      [  ] Not applicable


                                                                                                                  Unit: RMB million

                                                 Sales of goods and provision of      Purchase of goods and
                                                   services to connected party    services from connected party
                                                                 Percentage of                    Percentage of
                                                               the total amount                the total amount
                                                   Transaction  of the type of     Transaction   of the type of
               Connected party                          amount     transaction          amount      transaction

               Sinopec Group Company                    58,579            7.3%          77,276           10.7%
               Other connected parties                  36,544            4.6%           2,581            0.4%
                                                   ------------    -------------   ------------    ------------

               Total                                    95,123           11.9%          79,857           11.1%
                                                   ============    =============   ============    ============

          8.4.2Connected obligatory rights and debts

               [ X ] Applicable      [  ] Not applicable



                                                                                                                  Unit: RMB million

                                                        Funds provided to             Fund provided to the
                                                         connected party           Company by connected party
                                                    Occurrence                      Occurrence
               Connected party                          amount         Balance          amount         Balance

               Sinopec Group Company                    (3,647)          2,488          (4,261)         (5,418)
               Other connected parties                     209             517              i-D              i-D
                                                   ------------    -------------   ------------    ------------

               Total                                    (3,438)          3,005          (4,261)         (5,418)
                                                   ============    =============   ============    ============



     8.5  Entrusted Money Management

               [   ] Applicable      [ X ] Not applicable

     8.6  Performance of commitments

               [ X ] Applicable      [  ] Not applicable

          At the end of the reporting period, the major undertakings given by Sinopec Group Company to the Company included:

          i    Complying with agreements regarding connected transactions;

          ii Solving the issues arising from the land use rights certificates and property ownership rights certificates within a specified period of time;

          iii Implementing the Reorganisation Agreement (as defined in the Prospectus for the Issuance of H Shares);

          iv   Granting licenses for intellectual property rights;

          v    Refraining from involvement in competition within the industry;
               and

          vi Withdrawing from the business competition and conflict of interests with Sinopec Corp.

          Details of the above commitments are included in the Prospectus for the Issuance of A Shares published by Sinopec Corp. in China Securities Journal, Shanghai Securities News and Securities Times on 22 June 2001.

          During this reporting period, Sinopec Corp. was not aware of any breach of above commitments by the above principal shareholder.

     8.7  Litigation and arbitration of significant importance

               [   ] Applicable      [ X ] Not applicable

     8.8  Other significant events

          8.8.1 Discovery of Large-scale Marine FACIES Gas Field - Puguang gas Field

               The Company discovered the largest and most abundant marine facies natural gas field (Puguang Gas Field) in China, which is located in northeast Sichuan Province. According to the appraisal undertaken by the Mineral Resource Reserve Evaluation Center under the Ministry of Land and Resources, reserve in place in the Puguang Gas Field is estimated at 251.071 billion cubic meters, with technical recoverable reserve of 188.304 billion cubic meters. Puguang Gas Field meets the conditions for commercial development. Sinopec Corp. has prepared a Phase I Development Plan, which plans to achieve commercial production of more than 4 billion cubic meters per annum of gas by 2008 and 8 billion cubic meters per annum by 2010. In connection with the contemplated project, a natural gas pipeline from northeast Sichuan Province to Jinan, Shandong Province will be constructed. The government has approved Sinopec Corp. to proceed with preparatory work for the project. The discovery of Puguang Gas Field is attributable to the innovations in marine facies exploration theory, exploration methodology, exploration technology and management innovation, representing a major breakthrough in marine facies exploration theory and practices in China. The discovery expanded the Company's exploration territory, thereby paving the way for future growth in both reserve and production.

          8.8.2   Issuance of Short-term Commercial paper

               On September 19, 2005, Sinopec Corp. convened the first Extraordinary General Meeting of Shareholders for 2005, at which a resolution was passed for issuance of short term commercial paper. For details, please refer to Sinopec Corp.'s announcements published in China Securities Journal, Shanghai Securities News, and Securities Times in Mainland China, and Hong Kong Economic Times and South China Morning Post in Hong Kong on September 20, 2005. The tranche of six-month 2.54% commercial paper was issued on October 24, 2005 to institutional investors in PRC inter-bank bond market (excluding investors prohibited by relevant PRC laws and regulations), raising a total of RMB 10 billion.

          8.8.3 The transfer of state-owned shares from CBD and Cinda to Sinopec Group Company

               During the reporting period, China Development Bank ("CDB") and China Cinda Asset Management Corporation ("Cinda"), both of which are shareholders of Sinopec Corp., entered into a share transfer agreement with Sinopec Group Company, pursuant to which CDB and Cinda respectively transferred 2 billion (2.31% of the total issued shares of Sinopec Corp.) and 871,763,776 (1.01% of the total issued shares of Sinopec Corp.) state-owned shares to Sinopec Group Company. The respective total cash considerations of RMB 4.2 billion and RMB 1.8307 billion were paid to CDB and Cinda by Sinopec Group Company. The above-mentioned share transfers were completed on December 29, 2005.

          8.8.4   Major projects

               (1)  Tianjin one million tpa ethylene project

                     Sinopec Tianjin one million tpa ethylene and associated facilities project was approved by the State Council in December 2005. The project includes the ethylene project, revamping of refinery and thermal power generation facilities, with its total investment being about RMB 21 billion, and Sinopec Corp. is proceeding with preparatory work for the project.

               (2)  ZRCC one million tpa ethylene project

                     ZRCC one million tpa ethylene and associated facilities project was approved by the State Council in March 2006. The project includes the ethylene project, expansion of thermal power generation facilities, with its total investment being about RMB 22 billion, and Sinopec Corp. and ZRCC are proceeding with preparatory work for the project.

          8.8.5   Establishment of Sinopec Chemicals Sales Company

               Sinopec Chemicals Sales Company was established on May 10, 2005 in Beijing. To meet the requirements posed by the new system and mechanism, the Chemicals Sales Company will integrate the Company's marketing strategy, branding strategy, market development, logistics optimisation, resource allocation and sales activities, so as to fully leverage the overall strength of extensive operations and maximise overall profitability.

          8.8.6 The transfer of state-owned legal person shares of China phoenix held by Sinopec Corp.

               On October 18, 2005, Sinopec Corp. and China Changjiang National Shipping Group ("Changhang Group") entered into a share transfer agreement, under which Sinopec Corp. agreed to transfer to Changhang Group a total of 211,423,651 state-owned legal person shares held by Sinopec Corp. in Sinopec Wuhan Phoenix Company Limited ("China Phoenix") (representing 40.72% of the total issued share capital of China Phoenix). For further details, please refer to the "Report on Changes of Shareholdings in Sinopec Wuhan Phoenix Company Limited" dated October 20, 2005 published by Sinopec Corp. on the website of the Shanghai Stock Exchange. The proposed asset restructuring is pending approval by the China Securities Regulatory Commission ("CSRC").

          8.8.7 Acquisition of shares of Beijing Yanhua Hi-tech Catalyst Co., Ltd. Held by Yanhua Hi-tech Corp.,

               On June 21, 2005, Sinopec Corp. entered into an agreement with Beijing Yanhua Hi-tech Co., Ltd., pursuant to which Sinopec Corp. acquired 95% equity of Beijing Yanhua Hi-tech Catalyst Co., Ltd., held by Yanhua Hi-tech Corp., at a consideration of RMB 195 million.

          8.8.8   Merger by Absorption of Zhenhai Refinery and Chemicals

               According to the Agreement of Merger by Absorption between Ningbo Yonglian Co., Ltd. ("Ningbo Yonglian"), a wholly owned subsidiary of Sinopec Corp. established for the purpose of such a merger, and Sinopec Zhenhai Refinery and Chemicals Co., Ltd. ("ZRCC") signed on November 12, 2005, Ningbo Yonglian will purchase the listed H shares of ZRCC from its shareholders at the price of HK$ 10.60 per share in cash, the total consideration being HK$ 7.672 billion. For further details, please refer to Sinopec Corp.'s announcement published in China Securities Journal, Shanghai Securities News and Securities Times in Mainland China and South China Morning Post and Hong Kong Economic Times in Hong Kong on November 14, 2005. The proposed merger was approved on January 12, 2006 at the general meeting of shareholders and the general meeting of independent shareholders of ZRCC and was approved by the shareholders of Ningbo Yonglian, as well as by domestic and overseas securities regulators.

          8.8.9   Tender Offer by Sinopec Corp. to Four A-share Subsidiaries

               On February 25, 2006, the 24th meeting of the Second Session of the Board of Directors of Sinopec Corp. respectively approved its voluntary tender offers to acquire all the tradable shares of Sinopec Qilu Petrochemical Co., Ltd. at a price of RMB 10.18 per share, all the tradable shares of Sinopec Yangzi Petrochemical Co., Ltd. at a price of RMB 13.95 per share, all the tradable shares of Sinopec Zhongyuan Oil & Gas Hi-tech Co., Ltd. at a price of RMB 12.12 per share, all the tradable shares of Sinopec Shengli Oil Field Dynamic (Group) Co., Ltd. at a price of RMB 10.30 per share and all the non-tradable shares of Sinopec Shengli Oil Field Dynamic (Group) Co., Ltd. held by investors other than Sinopec Corp. at a price of RMB 5.60 per share. For further details, please refer to relevant announcements published in China Securities Journal, Shanghai Securities News and Securities Times in Mainland China on February 16 and March 6, 2006 (Sinopec Shengli Oil Field Dynamic (Group) Co., Ltd.'s announcements were only published in China Securities Journal and Securities Times).

          8.8.10  De-registration of Sinopec Shengli Oil Field Co., Ltd.

               Sinopec Corp. de-registered Sinopec Shengli Oil Field Co., Ltd. and on January 16, 2006 established Shengli Oilfield branch. Prior to the de-registration, Sinopec Shengli Oil Field Co., Ltd. was a wholly owned subsidiary of Sinopec Corp.

          8.8.11  Receipt of one-off rebate from the central government

               During the reporting period, international crude oil prices fluctuated and climbed at a high level, and domestic prices of refined oil products were tightly controlled. In December 2005, Sinopec Group Company received a Circular, referenced as Cai Qi [2005] No. 298, from the Ministry of Finance, pursuant to which the central government provided a one-off rebate of RMB 10 billion to Sinopec Group Company. Sinopec Corp. received RMB
               9.415 billion out of the RMB 10 billion, which has been included as other income in the financial statements for 2005.

          8.8.12  Reduction of employees

               Sinopec Corp. plans to reduce the number of employees by 100,000 through retirement, voluntary resignation and/or dismissal within 5 years, from 2001 to 2005, to improve its efficiency and profitability In 2005, Sinopec Corp. assumed RMB 369 million in voluntary resignation compensation for approximately 7,000 voluntarily resigned employees. By the end of 2005, the aggregate net headcount reduction during the past five years had amounted to 143,700 persons.

          8.8.13  A share Reform on non-tradable shares

               The Company is currently reorganising its internal management systems to provide favorable conditions for such reform. Sinopec Group Company has not formed definitive plans for such reform with regard to Sinopec Corp.

     8.9  Code on Corporate Governance Practice

          Sinopec Corp. has complied with the Code provisions of the Code on Corporate Governance Practice. The Corporate Goverance Report of Sinopec Corp. will be contained in its 2005 Annual Report.

ss.9.  Financial statements

     9.1  Auditors' opinion

          Financial Statements  [   ] Unaudited               [ X ] Audited
          Auditor's opinion     [ X ] Standard unqualified    [   ] Not standard
                                      opinion                       opinion

     9.2 The Group's and the Company's balance sheets and income statement and profit appropriation statements with comparatives, and cash flow statements for the year

     9.2.1 Financial statements prepared in accordance with the PRC Accounting Rules and Regulations

          (1)  Balance Sheet


                                                       At 31 December 2005             At 31 December 2004
                                                     The Group     The Company       The Group     The Company
                                                  RMB millions    RMB millions    RMB millions    RMB millions
          Current assets
            Cash at bank and in hand                    14,747           5,124          18,280           6,299
            Bills receivable                             7,143           1,334           7,812           1,597
            Trade accounts receivable                   14,532           8,826           9,756           8,245
            Other receivables                           11,487           9,604          12,462          19,625
            Advance payments                             5,051           4,118           4,828           4,358
            Inventories                                 88,936          49,862          63,918          33,951
                                                   ------------    -------------   ------------    ------------

            Total current assets                       141,896          78,868         117,056          74,075
                                                   ------------    -------------   ------------    ------------


          Long-term equity investments
            (Including the Group's and the Company's
              equity investment differences of
              RMB 2,003 million and RMB 2,017 million
              respectively (2004: RMB 383 million and
              RMB 400 million))                         14,146         133,203          13,409         124,211
                                                   ------------    -------------   ------------    ------------
          Fixed assets
            Fixed assets, at cost                      572,465         294,206         519,462         271,120
            Less: Accumulated depreciation             265,611         123,747         243,510         113,572
                                                   ------------    -------------   ------------    ------------
            Net book value of fixed assets
              before impairment losses                 306,854         170,459         275,952         157,548
            Less: Provision for impairment
              loss of fixed assets                       6,234           4,191           5,816           4,038
                                                   ------------    -------------   ------------    ------------
            Net book value of fixed assets             300,620         166,268         270,136         153,510
            Construction materials                         555             555             430              93
            Construction in progress                    48,073          38,937          45,976          28,779
                                                   ------------    -------------   ------------    ------------
            Total fixed assets                         349,248         205,760         316,542         182,382
                                                   ------------    -------------   ------------    ------------
          Intangible assets and other assets
            Intangible assets                            5,924           4,238           5,345           4,261
            Long-term deferred expenses                  3,657           2,656           3,563           2,530
                                                   ------------    -------------   ------------    ------------
            Total intangible assets and other assets     9,581           6,894           8,908           6,791
                                                   ------------    -------------   ------------    ------------
          Deferred taxation
          Deferred tax assets                            5,701           3,203           4,166           3,708
                                                   ------------    -------------   ------------    ------------
          Total assets                                 520,572         427,928         460,081         391,167
                                                   ============    =============   ============    ============



                                                       At 31 December 2005             At 31 December 2004
                                                     The Group     The Company       The Group     The Company
                                                  RMB millions    RMB millions    RMB millions    RMB millions

          Current liabilities
            Short-term loans                            16,124           6,940          26,723          16,254
            Bills payable                               23,243          19,077          30,797          21,589
            Trade accounts payable                      52,967          28,833          23,792          21,137
            Receipts in advance                         14,086          12,491           8,605           6,106
            Wages payable                                3,436           2,525           3,223           1,854
            Staff welfare payable                        1,052             514           1,101             498
            Taxes payable                                5,262           2,075           6,741           3,170
            Other payables                               1,830             527           1,519             442
            Other creditors                             24,161          22,914          26,459          34,156
            Accrued expenses                               512             173             652             430
            Short-term debentures payable                9,921           9,921               -               -
            Current portion of long-term loans          15,198          12,144          14,298          11,506
                                                   ------------    -------------   ------------    ------------

            Total current liabilities                  167,792         118,134         143,910         117,142
                                                   ------------    -------------   ------------    ------------

                                                       At 31 December 2005             At 31 December 2004
                                                     The Group     The Company       The Group     The Company
                                                  RMB millions    RMB millions    RMB millions    RMB millions

          Long-term liabilities
            Long-term loans                            103,492          89,113          94,087          82,332
            Debentures payable                           3,500           3,500           3,500           3,500
            Other long-term liabilities                    782             315             820             438
                                                   ------------    -------------   ------------    ------------
            Total long-term liabilities                107,774          92,928          98,407          86,270
                                                   ------------    -------------   ------------    ------------
          Deferred taxation
            Deferred tax liabilities                         -               -             198              16
                                                   ------------    -------------   ------------    ------------
          Total liabilities                            275,566         211,062         242,515         203,428
                                                   ------------    -------------   ------------    ------------
          Minority interests                            29,383               -          31,216               -
                                                   ------------    -------------   ------------    ------------

          Shareholders' funds
            Share capital                               86,702          86,702          86,702          86,702
            Capital reserve                             37,121          37,797          37,121          37,797
            Surplus reserves
              (Including statutory public
              welfare fund of RMB 13,514 million
              (2004: RMB 9,558 million))                34,028          34,028          26,116          26,116
            Unrecognised investment losses                (594)              -            (713)              -
            Retained profits
            (Including dividend proposed after
              the balance sheet date in respect
              of year 2005 of RMB 7,803 million
              (2004: RMB 6,936 million))                58,366          58,339          37,124          37,124
                                                   ------------    -------------   ------------    ------------

          Total shareholders' funds                    215,623         216,866         186,350         187,739
                                                   ------------    -------------   ------------    ------------

          Total liabilities and shareholders' funds    520,572         427,928         460,081         391,167
                                                   ============    =============   ============    ============

     (2)  Income statement and profit appropriation statement



                                                       For the year ended              For the year ended
                                                        31 December 2005                31 December 2004
                                                     The Group     The Company       The Group     The Company
                                                  RMB millions    RMB millions    RMB millions    RMB millions

          Income from principal operations             799,115         532,621         590,632         397,789
          Less:  Cost of sales                         668,249         480,866         459,207         336,089
                 Sales taxes and surcharges             17,152          11,249          16,203          10,094
                                                   ------------    -------------   ------------    ------------

          Profit from principal operations             113,714          40,506         115,222          51,606
          Add:   Profit from other operations              839             512           1,102             108
          Less:  Selling expenses                       22,690          14,672          19,477          13,055
                 Administrative expenses                23,330          14,573          23,167          15,523
                 Financial expenses                      5,266           3,539           4,331           2,770
                 Exploration expenses,
                   including dry holes                   6,411           5,052           6,396           4,951
                                                   ------------    -------------   ------------    ------------

          Operating profit                              56,856           3,182          62,953          15,415
          Add:   Investment income                         813          51,646           1,088          39,374
                 Subsidy income                          9,415           6,584               -               -
                 Non-operating income                      367             224             665             377
          Less:  Non-operating expenses                  5,969           3,967          11,171           7,879
                                                   ------------    -------------   ------------    ------------

          Profit before taxation                        61,482          57,669          53,535          47,287
          Less:  Income tax                             18,903          18,138          16,060          14,769
                 Minority interests                      2,902               -           5,670               -
          Add:   (Reversal of) unrecognised
                   investment losses                      (119)              -             470               -
                                                   ------------    -------------   ------------    ------------

          Net profit                                    39,558          39,531          32,275          32,518
          Add:   Retained profits at the
                   beginning of year                    37,124          37,124          19,975          19,732
                                                   ------------    -------------   ------------    ------------

          Distributable profits                         76,682          76,655          52,250          52,250
          Less:  Transfer to statutory surplus reserve   3,956           3,956           3,228           3,228
                 Transfer to statutory public
                   welfare fund                          3,956           3,956           3,228           3,228
                                                   ------------    -------------   ------------    ------------

          Distributable profits to shareholders         68,770          68,743          45,794          45,794
          Less:  Distribution of ordinary shares'
                   final dividend                        6,936           6,936           5,202           5,202
                 Distribution of ordinary shares'
                   interim dividend                      3,468           3,468           3,468           3,468
                                                   ------------    -------------   ------------    ------------

          Retained profits at the end of the year
            (Including dividend proposed after the
              balance sheet date in respect of year
              2005 of RMB 7,803 million
              (2004: RMB 6,936 million))                58,366          58,339          37,124          37,124
                                                   ============    =============   ============    ============

     (3)  Cash Flow Statement


                                                                                      For the year ended
                                                                                       31 December 2005
                                                                                   The Group       The Company
                                                                    Note        RMB millions      RMB millions

          Cash flows from operating activities
            Cash received from sale of goods and
              rendering of services                                                  965,505           645,438
            Rentals received                                                             387               273
            Government grants received                                                 9,415             6,584
            Other cash received relating to operating activities                       3,572             2,929
                                                                               --------------    --------------

          Sub-total of cash inflows                                                  978,879           655,224

            Cash paid for goods and services                                        (790,429)         (568,978)
            Cash paid for operating leases                                            (5,629)           (4,991)
            Cash paid to and on behalf of employees                                  (18,710)           (9,946)
            Value added tax paid                                                     (27,928)          (13,623)
            Income tax paid                                                          (20,998)           (3,396)
            Taxes paid other than value added tax and income tax                     (17,288)          (11,372)
            Other cash paid relating to operating activities                         (12,934)          (16,231)
                                                                               --------------    --------------

            Sub-total of cash outflows                                              (893,916)         (628,537)
                                                                               --------------    --------------

          Net cash flow from operating activities                    (a)              84,963            26,687
                                                                               --------------    --------------
          Cash flows from investing activities
            Cash received from sales of investments                                      417               102
            Dividends received                                                           668            36,700
            Net cash received from sale of fixed assets and
              intangible assets                                                          510               169
            Cash received on maturity of time deposits
              with financial institutions                                              1,462               184
            Other cash received relating to investing activities                         386               123
                                                                               --------------    --------------

            Sub-total of cash inflows                                                  3,443            37,278
                                                                               --------------    --------------

            Cash paid for acquisition of fixed assets
              and intangible assets                                                  (65,031)          (44,167)
            Cash paid for acquisition of fixed assets
              and intangible assets of jointly controlled entities                    (2,474)                -
            Cash paid for purchases of investments                                    (3,605)           (6,927)
            Cash paid for purchase of time deposits with
              financial institutions                                                    (565)              (46)
            Cash paid for acquisition of operating assets and
              related liabilities from Sinopec Group Company                          (3,128)           (3,128)
            Cash paid for acquisition of subsidiaries                                 (4,324)           (4,324)
                                                                               --------------    --------------

            Sub-total of cash outflows                                               (79,127)          (58,592)
                                                                               --------------    --------------

          Net cash flow from investing activities                                    (75,684)          (21,314)
                                                                               --------------    --------------
          Cash flows from financing activities
            Cash received from contribution from
              minority shareholders                                                      129                 -
            Cash received from issuance of corporate bonds,
              net of issuing expenses                                                  9,875             9,875
            Cash received from borrowings                                            550,557           348,381
            Cash received from borrowings of
              jointly controlled entities                                              3,954                 -
                                                                               --------------    --------------

            Sub-total of cash inflows                                                564,515           358,256
                                                                               --------------    --------------

            Cash repayments of borrowings                                           (557,432)         (349,794)
            Cash paid for dividends,
              profits distribution or interest expenses                              (17,365)          (14,872)
            Dividends paid to minority shareholders
              by subsidiaries                                                         (1,611)                -
                                                                               --------------    --------------

            Sub-total of cash outflows                                              (576,408)         (364,666)
                                                                               --------------    --------------

          Net cash flow from financing activities                                    (11,893)           (6,410)
                                                                               --------------    --------------

          Effects of changes in foreign exchange rate                                    (22)                -
                                                                               --------------    --------------

          Net decrease in cash and cash equivalents                  (b)              (2,636)           (1,037)
                                                                               ==============    ==============



          Note to the cash flow statement
                                                                                      For the year ended
                                                                                       31 December 2005
                                                                                   The Group       The Company
                                                                                RMB millions      RMB millions
          (a)  Reconciliation of net profit to cash flows
                 from operating activities
               Net profit                                                             39,558            39,531
               Add:  Reversal of allowance for doubtful accounts                        (144)             (448)
                     Provision for/(reversal of) diminution in value of inventories       82               (17)
                     Depreciation of fixed assets                                     30,845            15,186
                     Amortisation of intangible assets                                   986               755
                     Impairment losses on fixed assets                                 1,851             1,082
                     Impairment losses on long term investments                           77                14
                     Net loss on disposal of fixed assets and intangible assets        2,202             1,681
                     Financial expenses                                                5,266             3,539
                     Dry hole costs                                                    2,992             2,271
                     Investment income                                                  (890)          (34,690)
                     Deferred tax liabilities (less: assets)                          (1,733)              489
                     Increase in inventories                                         (25,078)          (16,356)
                     Increase in operating receivables                                (2,256)           12,853
                     Increase in operating payables                                   28,303               797
                     Minority interests                                                2,902                 -
                                                                               --------------    --------------

               Net cash flow from operating activities                                84,963            26,687
                                                                               ==============    ==============

          (b)  Net decrease in cash and cash equivalents
               Cash and cash equivalents at the end of the year                       13,745             5,014
               Less: Cash and cash equivalents at the beginning of the year           16,381             6,051
                                                                               --------------    --------------

               Net decrease in cash and cash equivalents                              (2,636)           (1,037)
                                                                               ==============    ==============

     9.2.2 Financial statements prepared in accordance with International Financial Reporting Standards


          Consolidated income statements
                                                                       For the year ended   For the year ended
                                                                         31 December 2005     31 December 2004
                                                                             RMB millions         RMB millions
          Turnover and other operating revenues
            Turnover                                                              799,115             597,197
            Other operating revenues                                               24,002               22,586
                                                                            -------------        --------------
                                                                                  823,117              619,783
                                                                            -------------        --------------
          Other income                                                              9,415                   i-D
                                                                            -------------        --------------
          Operating expenses
            Purchased crude oil, products and operating supplies and expenses    (653,056)            (443,590)
            Selling, general and administrative expenses                          (33,709)             (31,843)
            Depreciation, depletion and amortisation                              (31,413)             (32,342)
            Exploration expenses, including dry holes                              (6,411)              (6,396)
            Personnel expenses                                                    (18,483)             (18,634)
            Employee reduction expenses                                              (369)                (919)
            Taxes other than income tax                                           (17,152)             (16,324)
            Other operating expenses, net                                          (5,125)              (6,666)
                                                                            -------------        --------------
          Total operating expenses                                               (765,718)            (556,714)
                                                                            -------------        --------------
          Operating profit                                                         66,814               63,069
                                                                            -------------        --------------
          Finance costs
            Interest expense                                                       (5,920)              (4,583)
            Interest income                                                           382                  374
            Foreign exchange losses                                                   (79)                (223)
            Foreign exchange gains                                                    996                   61
                                                                            -------------        --------------
          Net finance costs                                                        (4,621)              (4,371)
                                                                            -------------        --------------
          Investment income                                                           178                  111
                                                                            -------------        --------------

          Share of profits less losses from associates                                857                  797
                                                                            -------------        --------------
          Profit before taxation                                                   63,228               59,606
          Taxation                                                                (19,388)             (17,815)
                                                                            -------------        --------------

          Profit for the year                                                      43,840               41,791
                                                                            =============        ==============
          Attributable to:
          Equity shareholders of the Company                                       40,920               36,019
          Minority interests                                                        2,920                5,772
                                                                            -------------        --------------
          Profit for the year                                                      43,840               41,791
                                                                            =============        ==============

          Dividends payable to equity shareholders of the Company attributable to the year:
            Interim dividend declared during the year                               3,468                3,468
            Final dividend proposed after the balance sheet date                    7,803                6,936
                                                                            -------------        --------------

                                                                                   11,271               10,404
                                                                            =============        ==============

          Basic earnings per share (RMB)                                             0.47                 0.42
                                                                            =============        ==============

          Balance Sheet


                                                       At 31 December 2005             At 31 December 2004
                                                     The Group     The Company       The Group     The Company
                                                  RMB millions    RMB millions    RMB millions    RMB millions

          Non-current assets
            Property, plant and equipment              314,573         170,711         284,123         158,011
            Construction in progress                    48,267          39,086          46,185          28,948
            Interest in subsidiaries                         -          75,579               -          66,930
            Investments                                  2,926           1,037           2,538             158
            Interests in associates                      9,217           5,933          10,222           6,424
            Interests in jointly controlled entities         -           7,280               -           3,763
            Deferred tax assets                          6,072           3,220           4,558           3,724
            Lease prepayments                            1,908               -             750               -
            Long-term prepayment and other assets        9,067           4,316           5,947           3,660
                                                   ------------    -------------   ------------    ------------
          Total non-current assets                     392,030         307,162         354,323         271,618
                                                   ------------    -------------   ------------    ------------

          Current assets
            Cash and cash equivalents                   13,745           5,014          16,381           6,051
            Time deposits with financial institutions    1,002             110           1,899             248
            Trade accounts receivable                   14,532           8,826           9,756           8,245
            Bills receivable                             7,143           1,334           7,812           1,597
            Inventories                                 89,474          50,417          64,329          34,044
            Prepaid expenses and other current assets   19,395          15,556          20,094          26,471
                                                   ------------    -------------   ------------    ------------
          Total current assets                         145,291          81,257         120,271          76,656
                                                   ------------    -------------   ------------    ------------
          Current liabilities
            Short-term debts                            40,411          25,059          32,307          20,033
            Loans from Sinopec Group Company and
              fellow subsidiaries                          832           3,946           8,714           7,727
            Trade accounts payable                      52,967          28,833          23,792          21,137
            Bills payable                               23,243          19,077          30,797          21,589
            Accured expenses and other payables         48,167          40,559          45,276          45,565
            Income tax payable                           5,029           2,494           5,391           3,142
                                                   ------------    -------------   ------------    ------------
          Total current liabilities                    170,649         119,968         146,277         119,193
                                                   ------------    -------------   ------------    ------------
          Net current liabilities                      (25,358)        (38,711)        (26,006)        (42,537)
                                                   ------------    -------------   ------------    ------------

          Total assets less current liabilities        366,672         268,451         328,317         229,081
                                                   ------------    -------------   ------------    ------------
          Non-current liabilities
            Long-term debts                             67,059          53,401          60,822          49,515
            Loans from Sinopec Group Company and
              fellow subsidiaries                       39,933          39,212          36,765          36,317
            Deferred tax liabilities                     5,902           2,216           5,636           2,025
            Other liabilities                              782             315           1,008             626
                                                   ------------    -------------   ------------    ------------
          Total non-current liabilities                113,676          95,144         104,231          88,483
                                                   ------------    -------------   ------------    ------------
                                                       252,996         173,307         224,086         140,598
                                                   ============    =============   ============    ============


          Equity
            Share capital                               86,702          86,702          86,702          86,702
            Reserves                                   136,854          86,605         106,338          53,896
                                                   ------------    -------------   ------------    ------------
          Total equity attributable to
            equity shareholders of the Company         223,556         173,307         193,040         140,598
          Minority interests                            29,440               -          31,046               -
                                                   ------------    -------------   ------------    ------------
          Total equity                                 252,996         173,307         224,086         140,598
                                                   ============    =============   ============    ============


          Consolidated cash flow statement


                                                                                            For the year ended
                                                                                              31 December 2005
                                                                                 Note             RMB millions

          Net cash generated from operating activities                            (a)                   76,497
                                                                                                 --------------
          Investing activities
            Capital expenditure                                                                        (63,135)
            Capital expenditure of jointly controlled entities                                          (2,474)
            Purchase of investments and investments in associates                                       (2,942)
            Proceeds from disposal of investments and investments in associates                            417
            Proceeds from disposal of property, plant and equipment                                        510
            Acquisition of minority interests in subsidiaries                                           (4,324)
            Purchase of time deposits with financial institutions                                         (565)
            Maturity of time deposits with financial institutions                                        1,462
                                                                                                 --------------
          Net cash used in investing activities                                                        (71,051)
                                                                                                 --------------
          Financing activities
            Proceeds from bank and other loans                                                         550,557
            Proceeds from bank and other loans of jointly controlled entities                            3,954
            Proceeds from issuance of corporate bonds, net of issuing expenses                           9,875
            Repayments of bank and other loans                                                        (557,432)
            Distributions to minority interests                                                         (1,611)
            Contributions from minority interests                                                          129
            Dividend paid                                                                              (10,404)
            Cash and cash equivalent distributed to Sinopec Group Company                               (3,128)
                                                                                                 --------------
          Net cash used in financing activities                                                         (8,060)
                                                                                                 --------------
          Net decrease in cash and cash equivalents                                                     (2,614)
          Effect of foreign exchange rate changes                                                          (22)
          Cash and cash equivalents at 1 January                                                        16,381
                                                                                                 --------------
          Cash and cash equivalents at 31 December                                                      13,745
                                                                                                 ==============

          (a) Reconciliation of profit before taxation to net cash generated from operating activities

                                                                                            For the year ended
                                                                                              31 December 2005
                                                                                                  RMB millions
               Operating activities
                 Profit before taxation                                                                 63,228
                 Adjustments for:
                 Depreciation, depletion and amortisation                                               31,413
                 Dry hole costs                                                                          2,992
                 Share of profits less losses from associates                                             (857)
                 Investment income                                                                        (178)
                 Interest income                                                                          (382)
                 Interest expense                                                                        5,920
                 Unrealised foreign exchange gains                                                        (852)
                 Loss on disposal of property, plant and equipment, net                                  2,095
                 Impairment losses on long-lived assets                                                  1,851
                                                                                                 --------------
               Operating profit before changes in working capital                                      105,230
                 Increase in trade accounts receivable                                                  (4,773)
                 Decrease in bills receivable                                                              669
                 Increase in inventories                                                               (24,998)
                 Decrease in prepaid expenses and other current assets                                   1,647
                 Increase in lease prepayments                                                            (715)
                 Increase in long-term prepayments and other assets                                     (2,628)
                 Increase in trade accounts payable                                                     28,799
                 Decrease in bills payable                                                              (7,554)
                 Increase in accrued expenses and other payables                                         7,952
                 Decrease in other liabilities                                                            (227)
                                                                                                 --------------
               Cash generated from operations                                                          103,402

                 Interest received                                                                         386
                 Interest paid                                                                          (6,961)
                 Investment and dividend income received                                                   668
                 Income tax paid                                                                       (20,998)
                                                                                                 --------------

               Net cash generated from operating activities                                             76,497
                                                                                                 ==============

     9.2.3 Major differences between the financial statements prepared under the PRC Accounting Rules and Regulations and IFRS

          Other than the differences in the classifications of certain financial statements captions and the accounting for the items described below, there are no material differences between the Group's financial statements prepared under the PRC Accounting Rules and Regulations and IFRS. The major differences are:

          (1) Effects of major differences between the PRC Accounting Rules and Regulations and IFRS on net profit are analysed as follows:


                                                                       For the year ended   For the year ended
                                                                         31 December 2005     31 December 2004
                                                                             RMB millions         RMB millions

               Net profit under the
                 PRCAccounting Rules and Regulations                               39,558               32,275
               Adjustments:
                 Depreciation of oil and gas properties                               751                  761
                 Capitalisation of general borrowing costs,
                   net of depreciation effect                                         507                  480
                 Pre-operating expenditures                                           435                 (288)
                 Equity investment differences                                        200                    -
                 Unrecognised losses of subsidiaries                                  119                 (531)
                 Acquisition of Sinopec National Star                                 117                  117
                 Acquisitions of Tianjin Petrochemical,
                   Luoyang Petrochemical, Zhongyuan
                   Petrochemical and Catalyst Plants                                    -                2,119
                 Reduced amortisation on revaluation of land use rights                24                   19
                 Reduced depreciation on government grants                              4                    3
                 Impairment losses on revalued assets                                   -                  709
                 Disposal of oil and gas properties,
                   net of depreciation effect                                        (310)               2,110
                 Effects of the above adjustments on taxation                        (485)              (1,755)
                 Minority interests                                                 2,920                5,772
                                                                            --------------       --------------
               Profit for the year under IFRS*                                     43,840               41,791
                                                                            =============        ==============

          (2) Effects of major differences between shareholders' fund under the PRC Accounting Rules and Regulations and the total equity under IFRS are analysed as follows:


                                                                                    At 31                At 31
                                                                            December 2005        December 2004
                                                                             RMB millions         RMB millions

               Shareholders' funds under the
                 PRC Accounting Rules and Regulations                             215,623              186,350
               Adjustments:
                 Depreciation of oil and gas properties                            12,233               11,482
                 Capitalisation of general borrowing costs                          2,112                1,605
                 Pre-operating expenditures                                           (22)                (457)
                 Equity investment differences                                        200                   i-D
                 Acquisition of Sinopec National Star                              (2,578)              (2,695)
                 Revaluation of land use rights                                      (953)                (977)
                 Government grants                                                   (588)                (592)
                 Disposal of oil and gas properties                                 3,060                3,370
                 Effects of the above adjustments on taxation                      (5,531)              (5,046)
                 Minority interests                                                29,440               31,046
                                                                            --------------       --------------
               Total equity under IFRS*                                           252,996              224,086
                                                                            =============        ==============



               * The above figure is extracted from the financial statements prepared in accordance with IFRS which have been audited by KPMG.

     9.2.4 Supplemental information for North American Shareholders

          The Group's accounting policies conform with IFRS which differ in certain significant respects from accounting principles generally accepted in the United States of America ("US GAAP"). See the text of the Annual Report for details. The effect on profit attributable to shareholders of significant differences between IFRS and US GAAP is as follows:


                                                                       For the years ended 31 December
                                                                      2005              2005              2004
                                                              US$ millions      RMB millions      RMB millions

          Profit attributable to equity shareholders
            of the Company under IFRS                                5,071            40,920            36,019
          US GAAP adjustments:
            Foreign exchange gains and losses                            7                54                60
            Capitalisation of property, plant and equipment              -                 -                22
            Depreciation on revalued property,
              plant and equipment                                      498             4,016             4,301
            Disposal of property, plant and equipment                  228             1,838             2,099
            Exchange of assets                                           3                23                23
            Depreciation effect of reversal of
              impairment of long-lived assets                            9                76                29
            Capitalised interest on investments in associates,
              net of amortisation effect                                (5)              (40)              205
            Goodwill amortisation for the year                           -                 -                13
            Deferred tax effect of US GAAP adjustments                (221)           (1,786)           (2,277)
            Minority interests                                         (61)             (489)             (519)
                                                               ------------      ------------      ------------

          Profit attributable to equity shareholders
            of the Company under US GAAP                             5,529            44,612            39,975
                                                               ============      ============      ============

          Basic and diluted earnings per share
            under US GAAP                                          US$0.06           RMB0.51           RMB0.46
                                                               ============      ============      ============

          Basic and diluted earnings per ADS
            under US GAAP*                                         US$6.38          RMB51.45          RMB46.11
                                                               ============      ============      ============

          * Basic and diluted earnings per ADS is calculated on the basis that one ADS is equivalent to 100 shares.


          The effect on shareholders' funds of significant differences between IFRS and US GAAP is as follows:


                                                                               At 31 December
                                                                      2005              2005              2004
                                                              US$ millions      RMB millions      RMB millions

          Total equity attributable to equity shareholders
            of the Company under IFRS                               27,701           223,556           193,040
          US GAAP adjustments:
            Foreign exchange gains and losses                          (30)             (241)             (295)
            Revaluation of property, plant and equipment              (228)           (1,838)           (7,692)
            Exchange of assets                                         (63)             (509)             (532)
            Reversal of impairment of long-lived assets                (57)             (456)             (532)
            Capitalised interest on investments in associates           60               486               526
            Goodwill                                                     5                43                43
            Effect of US GAAP adjustments on deferred
              tax assets                                               115               921             2,720
            Effect of US GAAP adjustments on deferred
              tax liabilities                                          (17)             (134)             (147)
            Minority interests                                          28               230               719
                                                               ------------      ------------      ------------

          Total equity attributable to equity shareholders
            of the Company under US GAAP                            27,514           222,058           187,850
                                                               ============      ============      ============

          Note: United States dollar equivalents

                For the convenience of readers, amounts in Renminbi have been translated into United States dollars at the rate of US$1.00 = RMB 8.2765 being the noon buying rate in New York City on 31 December 2004 for cable transfers in Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the Renminbi amounts could have been, or could be, converted into United States dollars at that rate.

     9.3  Change in accounting policy

          The IASB has issued a number of new and revised IFRS that are effective for accounting periods beginning on or after 1 January 2005.

          The accounting policies of the Group after the adoption of these new and revised IFRS have been summarised in Note 2 of financial statements prepared under IFRS. The following sets out information on the significant changes in accounting policies for the current and prior accounting periods reflected in these financial statements.

          (a) Minority interests (IAS 1 "Presentation of financial statements" and IAS 27 "Consolidated and separate financial statements")

               In prior years, minority interests at the balance sheet date were presented in the consolidated balance sheet separately from liabilities and as deduction from net assets. Minority interests in the results of the Group for the year were also separately presented in the consolidated statement of income as a deduction before arriving at the profit attributable to shareholders.

               With effect from 1 January 2005, in order to comply with IAS 1 and IAS 27, the Group has changed its accounting policy relating to presentation of minority interests. Under the new accounting policy, minority interests are presented in the consolidated balance sheet within equity, separately from the equity attributable to equity shareholders of the Company, and minority interests in the results of the Group for the year to be presented on the face of the consolidated income statement as an allocation of the total profit or loss for the year between the minority interests and equity shareholders of the Company. The presentations of minority interests in the consolidated balance sheet, consolidated income statement and consolidated statement of changes in equity for the comparative period have been restated accordingly.

          (b) Accounting for investments in subsidiaries, associates and jointly controlled entities (IAS 27 "Consolidated and separate financial statements", IAS 28 "Investments in associates" and IAS 31 "Interests in joint ventures")

               In prior years, in the balance sheet of the Company investments in subsidiaries, associates and jointly controlled entities are accounted for using the equity method.

               With effect from 1 January 2005, in order to comply with IAS 27, IAS 28 and IAS 31, investments in subsidiaries, associates and jointly controlled entities are accounted for using the cost method. Investments in subsidiaries, interest in associates, interest in jointly controlled entities and reserves balance in the balance sheet of the Company for the comparative period has been restated accordingly. There was no impact to the Group's consolidated financial statements.

               The following table discloses the adjustments that have been made in accordance with IAS 27, IAS 28 and IAS 31 to each of the line items in the balance sheet of the Company as previously reported as at 31 December 2004.



                                                                                      Effect
                                                                                      on new
                                                                                  accounting
                                                                                    policies
                                                                        2004      (increase/
                                                              (as previously       (decrease)             2004
                                                                    reported)  in net assets)     (as restated)
                                                                RMB millions    RMB millions      RMB millions

               Investments in subsidiaries                         118,451           (51,521)           66,930
               Interest in associates                                7,540            (1,116)            6,424
               Interest in jointly controlled entities               3,568               195             3,763
               Reserves                                            106,338           (52,442)           53,896

          (c)  Related party disclosures (IAS 24 "Related party disclosures")

               The definition of related parties under IAS 24 as disclosed in
               Note 35 of financial statements prepared under IFRS has been expanded to clarify that related parties include entities that are under the significant influence of a related party that is an individual (i.e. key management personnel, significant shareholders and/or their close family members) and post-employment benefit plans which are for the benefit of employees of the Group or of any entity that is a related party of the Group.

               With effect from 1 January 2005, in order to comply with IAS 24, the Group has made further disclosure of key management personnel compensation and contributions to post-retirement benefit plans.

          (d) Property, Plant and Equipment (IAS 16 "Property, Plant and Equipment")

               With effect from 1 January 2005, IAS 16 requires an entity to determine cost, useful life and depreciation charge separately for each significant part of an item of property, plant and equipment, and derecognise the carrying amount of a part of an item of property, plant and equipment if that part has been replaced. IAS 16 also requires an entity to include the costs of dismantlement, removal or restoration, the obligation for which an entity incurs as a consequence of installing the item in the cost of that item of property, plant and equipment. The change in accounting policy relating to these new requirements of IAS 16 did not have a material impact on the Group's financial statements.

9.4  Notes on the financial statements prepared under IFRS

     9.4.1  Turnover

          Turnover represents revenue from the sales of crude oil, natural gas, petroleum and chemical products, net of value-added tax.

     9.4.2  Taxation

          Taxation in the consolidated income statement represents:


                                               For the years ended 31 December
                                                        2005            2004
                                                RMB millions    RMB millions

          Current tax
            - Provision for the year                  20,159          18,441
            - Under-provision in prior years             477              94
          Deferred taxation                           (1,248)           (720)
                                               -------------   --------------

                                                      19,388          17,815
                                               =============   ==============

          A reconciliation between actual tax expense and accounting profit at applicable tax rates is as follows:



                                                                                For the years ended 31 December
                                                                                     2005                 2004
                                                                             RMB millions         RMB millions

          Profit before taxation                                                   63,228               59,606
                                                                            -------------        --------------

          Expected PRC income tax expense at a statutory tax rate of 33%           20,865               19,670
          Tax effect of non-deductible expenses                                       450                  812
          Tax effect of non-taxable income                                           (567)                (216)
          Tax effect of differential tax rate on subsidiaries' income (Note)       (2,010)              (2,408)
          Tax effect of tax losses not recognised for deferred tax                    381                  409
          Under-provision in prior years                                              477                   94
          Tax credit for domestic equipment purchases                                (208)                (546)
                                                                            -------------        --------------

          Actual tax expense                                                       19,388               17,815
                                                                            =============        ==============



          Substantially all income before income tax and related tax expense is from PRC sources.

          Note:

          The provision for PRC current income tax is based on a statutory rate of 33% of the assessable income of the Group as determined in accordance with the relevant income tax rules and regulations of the PRC, except for certain subsidiaries of the Company which are taxed at a preferential rate of 15%.

     9.4.3  Basic earnings per share

          The calculation of basic earnings per share for the year ended 31 December 2005 is based on the profit attributable to equity shareholders of the Company of RMB 40,920 million (2004: RMB 36,019 million) and the weighted average number of shares of 86,702,439,000 (2004: 86,702,439,000) during the year.

          The amount of diluted earnings per share is not presented as there were no dilutive potential ordinary shares in existence during the years presented.

     9.4.4  Dividends

          Dividends payable to equity shareholders of the Company attributable to the year represent:



                                                                                For the years ended 31 December
                                                                                     2005                 2004
                                                                             RMB millions         RMB millions

          Dividends declared and paid during the year of
            RMB 0.04 per share (2004: RMB 0.04 per share)                           3,468                3,468
          Dividends declared after the balance sheet date of
            RMB 0.09 per share (2004: RMB 0.08 per share)                           7,803                6,936
                                                                            -------------        --------------

                                                                                   11,271               10,404
                                                                            =============        ==============


          Pursuant to the Company's Articles of Association and a resolution passed at the Directors' meeting on 26 August 2005, the directors authorised to declare an interim dividends for the year ended 31 December 2005 of RMB 0.04 (2004: RMB 0.04) per share totalling RMB 3,468 million (2004: RMB 3,468 million), which was paid on 30 September 2005 (2004: 30 September 2004).

          Pursuant to a resolution passed at the Directors' meeting on 31 March 2006, a final dividend in respect of the year ended 31 December 2005 of RMB 0.09 (2004: RMB 0.08) per share totalling RMB 7,803 million (2004: RMB 6,936 million) was proposed for shareholders' approval at the Annual General Meeting. Final dividend of RMB 7,803 million (2004: RMB 6,936 million) proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

          Dividends payable to equity shareholders of the Company attributable to the previous financial year, approved and paid during the year represent:



                                                                                For the years ended 31 December
                                                                                     2005                 2004
                                                                             RMB millions         RMB millions

          Final dividends in respect of the previous financial year, approved and paid during the year of
            RMB 0.08 per share (2004: RMB 0.06 per share)                           6,936                5,202
                                                                            =============        ==============



          Pursuant to the shareholders' approval at the Annual General Meeting on 18 May 2005, a final dividend of RMB 0.08 per share totalling RMB 6,936 million in respect of the year ended 31 December 2004 was declared and paid on 27 June 2005.

          Pursuant to the shareholders' approval at the Annual General Meeting on 18 May 2004, a final dividend of RMB 0.06 per share totalling RMB 5,202 million in respect of the year ended 31 December 2003 was declared and paid on 28 June 2004.

     9.4.5 Segmental reporting
          Reportable information on the Group's business segments is as follows:



                                                                                For the years ended 31 December
                                                                                     2005                 2004
                                                                             RMB millions         RMB millions
          Turnover
          Exploration and production
            External sales                                                         19,862               15,970
            Inter-segment sales                                                    84,423               60,053
                                                                            -------------        --------------
                                                                                  104,285               76,023
                                                                            -------------        --------------
          Refining
            External sales                                                         82,810               63,388
            Inter-segment sales                                                   386,456              289,699
                                                                            -------------        --------------
                                                                                  469,266              353,087
                                                                            -------------        --------------
          Marketing and distribution
            External sales                                                        459,292              342,840
            Inter-segment sales                                                     3,172                2,831
                                                                            -------------        --------------
                                                                                  462,464              345,671
                                                                            -------------        --------------
          Chemicals
            External sales                                                        160,783              126,013
            Inter-segment sales                                                    12,199               12,510
                                                                            -------------        --------------
                                                                                  172,982              138,523
                                                                            -------------        --------------
          Corporate and others
            External sales                                                         76,368               48,986
            Inter-segment sales                                                    44,897               32,046
                                                                            -------------        --------------
                                                                                  121,265               81,032
                                                                            -------------        --------------
          Elimination of inter-segment sales                                     (531,147)            (397,139)
                                                                            -------------        --------------
          Turnover                                                                799,115              597,197
                                                                            -------------        --------------
          Other operating revenues
            Exploration and production                                             10,745                9,283
            Refining                                                                5,421                5,186
            Marketing and distribution                                              1,358                  755
            Chemicals                                                               5,841                6,170
            Corporate and others                                                      637                1,192
            Corporate and others                                                      637                1,192
                                                                            -------------        --------------

          Other operating revenues                                                 24,002               22,586
                                                                            -------------        --------------
          Other income
            Refining                                                                9,415                    -
                                                                            -------------        --------------

          Total other income                                                        9,415                    -
                                                                            -------------        --------------

                                                                                  832,532              619,783
                                                                            =============        ==============


                                                                                For the years ended 31 December
                                                                                     2005                 2004
                                                                             RMB millions         RMB millions
          Result
          Operating profit
          By segment
            - Exploration and production                                           46,871               25,614
            - Refining                                                             (3,505)               5,943
            - Marketing and distribution                                           10,350               14,716
            - Chemicals                                                            14,296               18,721
            - Corporate and others                                                 (1,198)              (1,925)
                                                                            -------------        --------------

          Total operating profit                                                   66,814               63,069
                                                                            -------------        --------------

          Share of profits less losses from associates
            - Exploration and production                                              326                  447
            - Refining                                                                 23                   58
            - Marketing and distribution                                              241                  302
            - Chemicals                                                                 1                 (164)
            - Corporate and others                                                    266                  154
                                                                            -------------        --------------

          Aggregate share of profits less losses from associates                      857                  797
                                                                            -------------        --------------
          Finance costs
            Interest expense                                                       (5,920)              (4,583)
            Interest income                                                           382                  374
            Foreign exchange losses                                                   (79)                (223)
            Foreign exchange gains                                                    996                   61
                                                                            -------------        --------------

          Net finance costs                                                        (4,621)              (4,371)
                                                                            -------------        --------------

          Investment income                                                           178                  111
                                                                            -------------        --------------

          Profit before taxation                                                   63,228               59,606

          Taxation                                                                (19,388)             (17,815)
                                                                            -------------        --------------

          Profit for the year                                                      43,840               41,791
                                                                            =============        ==============



          Assets and liabilities dedicated to a particular segment's operations are included in that segment's total assets and liabilities. Assets which benefit more than one segment or are considered to be corporate assets are not allocated. OOUnallocated assets" consists primarily of cash and cash equivalents, time deposits with financial institutions, investments and deferred tax assets. Unallocated liabilities" consists primarily of short-term and long-term debts, loans from Sinopec Group Company and fellow subsidiaries, income tax payable, deferred tax liabilities and other liabilities.


                                                                                        As 31 December
                                                                                     2005                 2004
                                                                             RMB millions         RMB millions

          Assets
          Segment assets
            - Exploration and production                                          123,631              110,509
            - Refining                                                            135,731              111,878
            - Marketing and distribution                                          102,935               93,722
            - Chemicals                                                           115,942              105,032
            - Corporate and others                                                 20,570               17,574
                                                                            -------------        --------------

          Total segment assets                                                    498,809              438,715
                                                                            -------------        --------------

          Interests in associates
            - Exploration and production                                            1,494                1,396
            - Refining                                                                521                  314
            - Marketing and distribution                                            4,298                2,410
            - Chemicals                                                             1,092                4,315
            - Corporate and others                                                  1,812                1,787
                                                                            -------------        --------------

          Aggregate interests in associates                                         9,217               10,222
                                                                            -------------        --------------

          Unallocated assets                                                       29,295               25,657
                                                                            -------------        --------------

                                                                            -------------        --------------

          Total assets                                                            537,321              474,594
                                                                            =============        ==============
          Liabilities
          Segment liabilities
            - Exploration and production                                           18,882               16,241
            - Refining                                                             26,486               28,130
            - Marketing and distribution                                           23,713               23,419
            - Chemicals                                                            19,442               16,528
            - Corporate and others                                                 35,855               15,547
                                                                            -------------        --------------

          Total segment liabilities                                               124,378               99,865
                                                                            -------------        --------------

          Unallocated liabilities                                                 159,947              150,643
                                                                            -------------        --------------

          Total liabilities                                                       284,325              250,508
                                                                            =============        ==============

     9.5 As compared to the last annual report, there are no changes in the scope of consolidation.

          [  ] Applicable      [ X ] Not applicable

ss.10. Repurchase, Sales and Redemption of Shares

          [  ] Applicable      [ X ] Not applicable

ss.11. Compliance with the Code of Best Practice

     The Board of Directors believes that, during this reporting period, Sinopec Corp. complied with the Code of Best Practice as set out in Appendix 14 of the Listing Rules of the Hong Kong Stock Exchange.

ss.12. Application of the Model Code

     During this reporting period, none of the directors had breached the requirements set out in the Model Code for Securities Transactions by Directors of Listed Issuers, Appendix 10 to the Listing Rules stipulated by the Hong Kong Stock Exchange.

ss.13. A detailed results announcement containing all the information required by Paragraphs 45 (1) to (3) of Appendix 16 to the Listing Rules of the Stock Exchange will be published on the website of the Hong Kong Stock Exchange in due course.

     This announcement is published in both English and Chinese languages. The Chinese version shall prevail.

                                                      By order of the Board
                                                           Chen Tonghai
                                                             Chairman
Beijing, China, 31 March 2006

As at the date of this announcement, the directors of Sinopec Corp. are Messrs. Chen Tonghai, Wang Jiming, Mou Shuling, Zhang Jiaren, Cao Xianghong, Liu Genyuan, Gao Jian and Fan Yifei; the independent non-executive directors of the Company are Messrs. Chen Qingtai, Ho Tsu Kwok Charles, Shi Wanpeng and Zhang Youcai; and the employee representative director of the Company is Mr. Cao Yaofeng.